Exhibit 99.1

                           Certain Information with Respect
                           to the Simon-DeBartolo Group, L.P.



                        DeBartolo Realty Partnership, L.P.
                     Interim and Annual Financial Information
                              Through June 30, 1996

                                TABLE OF CONTENTS

                                                               	Page No.


	Selected Financial Data

	Management's Discussion and Analysis of Financial
	Condition and Results of Operations

	Financial Statements and Supplementary Data




SUMMARY HISTORICAL FINANCIAL DATA OF DRP

     The following summary historical financial data of DRP and summary combined historical financial data of the DRP Predecessor are derived from the Consolidated Financial Statements of DRP and the combined financial statements of the DRP Predecessor incorporated by reference into this Prospectus
Statement.

                                                                                       DRP
                                                                         -------------------------------
                                                                         (IN THOUSANDS, EXCEPT PER UNIT
                                                                               AND PROPERTY DATA)
                                                                           FOR THE SIX MONTHS ENDED
                                                                                    JUNE 30,
                                                                         -------------------------------
                                                                            1996                 1995
                                                                         ----------           ----------
OPERATING DATA:
Total revenue..........................................................  $  176,632           $  160,452
Depreciation and amortization..........................................      32,432               28,348
Operating income before interest.......................................      77,821               74,511
Interest expense.......................................................      60,759               61,338
Income before extraordinary items......................................      14,668               21,565
Extraordinary items....................................................       9,191                   --
Net Income.............................................................      23,859               21,565
EARNINGS PER UNIT:
Income before extraordinary items......................................  $     0.17           $     0.26
Extraordinary items....................................................        0.10                 0.00
                                                                         ----------           ----------
Net income.............................................................  $     0.27           $     0.26
                                                                         ==========           ==========
Distributions per unit.................................................  $     0.63           $     0.63
                                                                         ==========           ==========
Weighted average units outstanding.....................................      88,367               82,942
BALANCE SHEET DATA:
Investment properties, net.............................................  $1,335,582           $1,217,595
Total assets...........................................................   1,602,282            1,556,756
Mortgages and notes payable............................................   1,479,515            1,412,205
Partners' deficit......................................................  $   (5,575)          $   (2,052)
OTHER DATA:
Cash flow provided by (used in):
  Operating activities.................................................  $   78,196           $   56,896
  Investing activities.................................................     (23,833)             (12,110)
  Financing activities.................................................     (47,728)             (49,880)


                                                                                       DRP
                                                                         -------------------------------
                                                                         (IN THOUSANDS, EXCEPT PER UNIT
                                                                               AND PROPERTY DATA)
                                                                            FOR THE SIX MONTHS ENDED
                                                                                    JUNE 30,
                                                                         -------------------------------
                                                                            1996                 1995
                                                                         ----------           ----------
Total EBITDA (4).......................................................  $  157,164           $  156,388
                                                                         ==========           ==========
PROPERTY DATA:
OCCUPANCY AT END OF PERIOD:
Regional malls(5)......................................................        83.8%                84.0%
Community shopping centers.............................................        88.8%                91.4%
Total tenant sales (millions)(6).......................................  $    1,229           $    1,213
NUMBER OF PORTFOLIO PROPERTIES AT END OF PERIOD:
  Regional malls.......................................................          49                   50
  Specialty retail and mixed-use.......................................           1                    1
  Community shopping centers...........................................          11                   11
                                                                         ----------           ----------
     Total.............................................................          61                   62
                                                                         ==========           ==========
AVERAGE RENT PER SQUARE FOOT AT END OF PERIOD(7):
Regional malls(5)......................................................  $    20.18           $    18.80
Community shopping centers.............................................  $     7.44           $     7.22
MALL GLA (IN THOUSANDS OF SQUARE FEET).            ....................      15,102               15,300

SUMMARY HISTORICAL FINANCIAL DATA OF DRP (CONTINUED)

                                                   DRP                                 DRP PREDECESSOR
                                       ---------------------------   ---------------------------------------------------
                                                      (IN THOUSANDS, EXCEPT PER UNIT AND PROPERTY DATA)
                                                        FOR THE        FOR THE
                                         FOR THE      PERIOD FROM    PERIOD FROM
                                        YEAR ENDED    APRIL 21 TO    JANUARY 1 TO
                                       DECEMBER 31,   DECEMBER 31,    APRIL 20,       FOR THE YEAR ENDED DECEMBER 31,
                                       ------------   ------------   ------------   ------------------------------------
                                           1995           1994           1994          1993         1992         1991
                                       ------------   ------------   ------------   ----------   ----------   ----------
OPERATING DATA:
Total revenue........................    $  332,657     $  228,943      $95,272     $  308,955   $  295,899   $  281,835
Depreciation and amortization........        58,603         39,578       16,616         54,227       54,751       48,939
Operating income before interest.....       155,556        104,672       43,008        135,200      118,204      122,293
Interest expense.....................       124,567         87,040       44,119        152,683      155,927      157,070
Income (loss) before extraordinary
  items..............................        46,343         27,668        3,905         (9,762)     (25,448)     (22,095)
Extraordinary items..................       (11,267)        (8,932)          --             --           --           --
                                         ----------     ----------      -------     ----------   ----------   ----------
Net income (loss)....................    $   35,076     $   18,736      $ 3,905     $   (9,762)  $  (25,448)  $  (22,095)
                                         ==========     ==========      =======     ==========   ==========   ==========
EARNINGS PER UNIT:
Income before extraordinary items....    $     0.53     $     0.34      N/A            N/A          N/A          N/A
Extraordinary items..................         (0.13)         (0.11)     N/A            N/A          N/A          N/A
                                         ----------     ----------
Net income (loss)....................    $     0.40     $     0.23      N/A            N/A          N/A          N/A
                                         ==========     ==========
Distributions per unit...............    $     1.26     $    0.875      N/A            N/A          N/A          N/A
Weighted average units outstanding...        85,722         82,540      N/A            N/A          N/A          N/A

BALANCE SHEET DATA:
Investment properties, net...........    $1,219,325     $1,217,838      N/A         $1,228,453   $1,257,962   $1,215,663
Total assets.........................     1,531,994      1,572,970      N/A          1,645,080    1,683,717    1,674,802
Mortgages and notes payable(1).......     1,348,573      1,409,827      N/A          1,628,711    1,612,748    1,569,798
Partners' equity and owners'
  (deficit)..........................    $   44,815     $   27,279      N/A         $ (114,702)  $  (79,524)  $  (68,933)
OTHER DATA:
Cash flow provided by (used in):
  Operating activities...............    $  108,900       N/A           N/A            N/A          N/A          N/A
  Investing activities...............       (47,542)      N/A           N/A            N/A          N/A          N/A
  Financing activities...............       (74,406)      N/A           N/A            N/A          N/A          N/A
Cash generated before debt
  repayments and capital
  expenditures(2)....................    $  128,200       N/A           N/A            N/A          N/A          N/A



                                                      (IN THOUSANDS, EXCEPT PER UNIT AND PROPERTY DATA)
                                                   1995         1994         1993         1992         1991
                                                ----------   ----------   ----------   ----------   ----------
EBITDA(3):
Wholly-owned and consolidated joint venture
  portfolio properties........................  $  214,369   $  207,932   $  189,427   $  177,437   $  171,232
Non-consolidated joint venture properties.....      95,563       92,796       85,325       81,277       75,491
                                                ----------   ----------   ----------   ----------   ----------
Total of portfolio properties.................  $  309,932   $  300,728   $  274,752   $  258,714   $  246,723
                                                ==========   ==========   ==========   ==========   ==========
EBITDA after minority interest................  $  251,563   $  240,740   $  217,508   $  201,902   $  179,156
PROPERTY DATA:
OCCUPANCY AT END OF PERIOD:
  Mall GLA leased at end of year..............        84.4%        85.0%        86.2%        87.2%        88.7%
  Mall store sales (in thousands).............  $2,813,254   $2,786,625   $2,805,182   $2,782,239   $2,682,069
NUMBER OF PROPERTIES AT END OF PERIOD:
  Regional malls..............................          51           51           51           51           51
  Community shopping centers..................          11           11           11           11           11
                                                ----------   ----------   ----------   ----------   ----------
     Total....................................          62           62           62           62           62
                                                ==========   ==========   ==========   ==========   ==========
AVERAGE BASE RENT PER SQUARE FOOT FOR
  DEBARTOLO MALLS.............................  $    19.78   $    19.39   $    18.49   $    17.54   $    16.40
MALL GLA (IN THOUSANDS OF SQUARE FEET)........      15,163       15,300       14,945       14,886       14,926



- ---------------
DRP SUMMARY HISTORICAL FOOTNOTES

(1) DRP's pro rata share of mortgages and notes payable (including nonconsolidated joint ventures) was $1,555,099 as of December 31, 1995.

(2) Industry analysts generally consider cash generated before debt repayments and capital expenditures (also commonly referred to as funds from operations) to be an appropriate measure of the performance of an equity REIT. Cash generated before debt repayments and capital expenditures represents net income (loss) (computed in accordance with generally accepted accounting principles), excluding gains (losses) from debt restructuring and sales of property (other than adjacent land located at DRP properties after April 21, 1994), plus depreciation and amortization and other non-cash items. DRP's management believes that cash generated before debt repayments and capital expenditures is an important and widely used measure of the operating performance of REITs which provides a relevant basis for comparison among REITs. Cash generated before debt repayments and capital expenditures is presented to assist investors in analyzing the performance of DRP. DRP's method of calculating cash generated before debt repayments and capital expenditures may be different from the methods used by other REITs to calculate funds from operations. Cash generated before debt repayments and capital expenditures: (i) does not represent cash flow from operations as defined by generally accepted accounting principles; (ii) should not be considered as an alternative to net income as a measure of operating performance or to cash flows from operating, investing and financing activities; and (iii) is not an alternative to cash flows as a measure of liquidity. In March 1995, NAREIT modified its definition of cash generated before debt repayments and capital expenditures. The modified definition provides that amortization of deferred financing costs and depreciation of non-rental real estate assets are no longer to be added back to net income in arriving at cash generated before debt repayments and capital expenditures. The modified definition has been adopted for the period ended March 31, 1996 and included the add-back of certain formation costs of $2,400 for such period as an unusual item. The cash generated before debt repayments and capital expenditures for period ended December 31, 1995 has been restated to $128,200 which includes the add-back of certain formation costs of $12,700 for such period as an unusual item.

(3) Total EBITDA represents earnings before interest, taxes, depreciation and amortization for all properties. EBITDA after minority interest represents earnings before interest, taxes, depreciation and amortization for all properties after distribution to the third-party joint venture partners.
    EBITDA: (i) does not represent cash flow from operations as defined by generally accepted accounting principles; (ii) should not be considered as an alternative to net income as a measure of operating performance or to cash flows from operating, investing and financing activities; and (iii) is not an alternative to cash flows as a measure of liquidity. DRP's management believes that in addition to cash flows and net income, EBITDA is a useful financial performance measurement for assessing the operating performance of an equity REIT because, together with net income and cash flows, EBITDA provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. To evaluate EBITDA and the trends it depicts, the components of EBITDA, such as revenues and operating expenses, should be considered. DRP's method of calculating EBITDA may be different from the methods used by other REITs. DRC's weighted average share of the operating results for the six months ended June 30, 1996 and 1995 was 61.9% and 58.8% and was 59.6% in 1995. DRC's share of DRP was 61.9% and 58.8% at June 30, 1996 and 1995, respectively, and was 61.8% and 58.8% at December 31, 1995 and 1994, respectively.


Management Discussion and Analysis of Financial Condition and Results of Operations

     The following discussion should be read in conjunction with the "Selected Financial Information," and all of the Financial Statements and Notes thereto appearing elsewhere in this exhibit.

General Background

     The following discussion is based primarily on the Consolidated Financial Statements of DeBartolo Realty Partnership, L.P. and the Combined Financial Statements of the DeBartolo Retail Group (Predecessor).

     The financial statements of DeBartolo Realty Partnership, L.P. for the 255 days from April 21, 1994 to December 31, 1994, are not indicative of the OP's operating results and cash flows on an annual basis. Similarly, the results presented in the financial statements of DeBartolo Retail Group (Predecessor) include 110 days of 1994. Therefore, Management's Discussion and Analysis of Operating Results and Cash Flows for 1994 will be presented on a combined basis.

               Comparison of Consolidated Operating Results for the Year ended December 31, 1995 to the Year ended December 31, 1994

     Revenues. Total revenues increased $8.5 million, or 2.6%, to $332.7 million for the year ended December 31, 1995 from $324.2 million for the year ended December 31, 1994. The $2.2 million increase in minimum rents to $205.0 million in 1995 from $202.8 million in 1994 reflects continued improvements in rental rates and the leasing of space, some of which space was previously vacant to anchors and specialty anchors at three DeBartolo Properties. This increase is net of a $1.7 million decrease in minimum rents for leases terminated, in part, due to the OP's ongoing strategy to recapture underproductive space.

     Tenant recoveries increased $1.0 million, or 1.2%, to $82.1 million in 1995 from $81.1 million in 1994 reflecting the OP's strategy to improve operating expense recovery margins. Other revenues increased $4.9 million, or 17.8%, to $32.5 million in 1995 from $27.6 million in 1994 due to (i) a $1.9 million increase in specialty leasing income, (ii) a $1.7 million increase in interest income, (iii) a $1.0 million increase in promotional revenue which was partially offset by the increase in advertising expenses as set forth in the paragraph below, and (iv) a $0.5 million increase in lease cancellation income. As the OP's leased area percentage increases significant growth in specialty leasing income may be limited. Approximately $5.0 million in 1995 and $4.5 million in 1994 of other revenues is attributable to income received by the OP from lessees' cancellation of leases. Historically lease cancellation income has been lower than it has been in 1994 and 1995.

     Shopping Center Expenses. Shopping center expenses increased $2.0 million, or 1.7%, to $118.3 million in 1995 from $116.3 million in 1994. Property operating expenses increased $0.9 million, or 2.5%, primarily due to increased utility and security costs. Repairs and maintenance expense decreased $1.1 million, or 3.8%, predominantly due to a reduction in snow removal costs. Advertising expenses increased $0.6 million due to increased promotional efforts offset by the above-mentioned increase in promotional revenues.

     Interest Expense. Interest expense decreased $6.6 million, or 5.0%, to $124.6 million in 1995 from $131.2 million in 1994, primarily resulting from loan paydowns with the proceeds of the Company's two public stock offerings and related transactions. Interest expense in 1995 includes (i) $11.1 million of amortization relating to the refinancing of debt, (ii) $0.5 million of amortization of deferred financing costs, (iii) $4.2 million relating to the write-off of assigned interest rate protection agreements and (iv) $3.1 million of amortization relating to interest rate protection agreements. Interest expense in 1994 included (i) $11.4 million of amortization relating to the refinancing of debt and (ii) $2.6 million of amortization relating to interest rate protection agreements.

     Joint Ventures. Net income of the nonconsolidated joint ventures decreased $3.7 million to $13.7 million in 1995 from $17.4 million in 1994. Minimum rents increased $2.6 million, resulting from (i) the opening of a new department store during the fourth quarter of 1994 and (ii) the continued improvement in rental rates for reletting Mall Store space. Percentage rents decreased $0.2 million, from $6.2 million in 1994 to $6.0 million in 1995. The decrease was due to (i) increases in base minimum rents on new leases which affects percentage rents paid by such tenants and (ii) decreased sales of certain tenants. Tenant recoveries increased $0.6 million due to an increase in recoverable expenses. Other revenues increased $1.2 million, primarily due to a $0.9 million increase in specialty leasing revenues and a $1.2 million increase in advertising revenues offset by a $0.6 million decrease in lease cancellation income.

     Shopping center expenses increased $1.5 million, primarily resulting from a $0.7 million increase in repairs and maintenance and a $1.0 million increase in advertising expenses. Interest expense increased $4.6 million due to increasing interest rates on variable rate debt and increased principal outstanding relating to the financing of an Anchor addition. Depreciation and amortization increased $0.8 million and gains on sale of assets decreased $1.0 million.

     The OP's share of income from nonconsolidated joint ventures increased $0.5 million to $8.9 million in 1995 from $8.4 million in 1994. This increase is greater than the nonconsolidated joint ventures' change in net income because the OP receives substantially all the economic benefit of three joint ventures as a result of advances made to these joint ventures at the REIT Formation.

     Net Income. Net income increased by $12.4 million to $35.1 million in 1995 from $22.6 million in 1994 as a result of (I) the above-mentioned fluctuations in revenues, shopping center expenses, interest expense and income from unconsolidated joint ventures, (ii) a $3.8 million decrease in deferred stock expense since deferred stock awards did not vest because the Company did not achieve the targeted levels in 1995 as set forth in the Company's long-term incentive deferred stock plan and (iii) the 1995 extraordinary charge resulting from prepayment penalties of $3.4 million and the write-off of unamortized deferred financing costs of $7.9 million relating to early retirement of mortgage notes payable (the $8.9 million extraordinary charge in 1994 resulted from prepayment penalties and the write-off of unamortized deferred financing costs).

     Depreciation and amortization increased $2.4 million, or 4.3%, resulting from depreciation on capital projects completed during 1994 and 1995.

     Investing Activities. Net cash used in investing activities totaled $47.5 million for the year ended December 31, 1995, principally comprised of additions to investment properties of $51.3 million (see "Capital Expenditures"), purchases of short-term investments of $9.7 million, and advances to and investments in nonconsolidated joint ventures of $8.5 million. These investments are offset by distributions from nonconsolidated joint ventures of $19.4 million and proceeds from the sale of assets of $6.3 million. Net cash used in investing activities for the year ended December 31, 1994 totaled $90.0 million, principally comprised of (i) $27.1 million of additions to investment properties, (ii) $22.8 million to purchase two development sites and partnership interests, and (iii) $53.8 million advanced to nonconsolidated joint ventures to pay down property mortgage debt, offset by distributions from nonconsolidated joint ventures of $12.9 million.

     Financing Activities. Net cash used in financing activities totaled $74.4 million for the year ended December 31, 1995, primarily comprised of distributions paid of $106.5 million and payments on mortgage and notes payable of $178.1 million. These uses were funded through cash flow from operations of $108.9 million, proceeds from incurrence of debt of $116.8 million, proceeds from net offerings of common stock of $80.4 million and a decrease in restricted cash of $21.8 million. Net cash provided by financing activities of $29.5 million for the year ended December 31, 1994 was primarily from the general partner's contribution of proceeds of the REIT Formation less (i) paydowns of property mortgage debt and interest rate buydowns, (ii) distributions to the DeBartolo Group's parent company and (iii) distributions paid.

               Comparison of Consolidated Operating Results for the Year ended December 31, 1994 to the Year ended December 31, 1993

     Revenues. Total revenues increased $15.2 million, or 4.9%, to $324.2 million for the year ended December 31, 1994 from $309.0 million for the year ended December 31, 1993. The increase is due primarily to an increase in minimum rentals of $8.2 million, or 4.2%, resulting from continued improvements in rental rates for reletting of Mall Store spaces and the leasing of a major office tenant space which commenced July 1, 1993. Percentage rents decreased $1.3 million, or 9.2%, primarily due to increases in base minimum rents which offsets percentage rents from such tenants and decreased sales for certain tenants.

     Other revenues increased $9.3 million, or 50.8 %, to $27.6 million in 1994 from $18.3 million in 1993. This increase is primarily attributable to a $3.3 million increase in lease cancellation payments which totaled $4.5 million received during 1994 from underproductive tenants and an increase of $2.1 million in interest income earned as a result of increased cash resulting from the general partners' contribution of proceeds from the REIT Formation and a $1.7 million increase from specialty and temporary leasing which totaled $10.8 million in 1994.

     Shopping Center Expenses.  Total shopping center expenses decreased
$3.2 million, or 2.7%, to $116.3 million in 1994 from $119.5 million in 1993. This decrease reflects the OP's continued efforts to contain operating expenses at its properties. Management fees paid to the Property Manager decreased $1.6 million and the OP's provision for doubtful accounts decreased $1.3 million as a result of the OP's focus on increasing the collectibility of accounts receivable.

     Interest Expense. Interest expense decreased $21.5 million, or 14.1%, to $131.2 million in 1994 from $152.7 million in 1993. The decrease is the result of mortgage loan paydowns and interest rate buydowns in connection with the general partner's contribution of proceeds from the REIT Formation. Interest expense in 1994 includes $11.4 million of amortization and $2.6 million of amortization of interest rate protection agreements while in 1993 interest expense included only $4.4 million of loan cost amortization.

     Joint Ventures. Net income of the nonconsolidated joint ventures increased $11.6 million to $17.4 million in 1994 from $5.8 million in 1993. The increase is primarily due to (i) a $6.1 million increase in minimum rentals resulting from continued improvements in rental rates for reletting of Mall Store space, (ii) a $2.0 million increase in lease cancellation income from underproductive tenants and (iii) a decrease in interest expense of $5.6 million resulting from refinancings of permanent mortgages at lower interest rates at two DeBartolo Malls and the result of mortgage loan paydowns in connection with the use of proceeds resulting from the REIT Formation. The OP's share of net income from nonconsolidated joint ventures increased $8.7 million to $8.4 million in 1994 from a $.3 million loss in 1993.

     Net Income. Net income increased by $32.4 million to $22.6 million in 1994 from a loss of $9.8 million in 1993 as a result of (i) the above-mentioned fluctuations in revenues, shopping center expenses, interest expense and income from nonconsolidated joint ventures, (ii) a $4.1 million deferred stock compensation expense relating to stock incentive plans, which stock will vest pro rata through 1996 and (iii) extraordinary charges of $8.9 million resulting from prepayment penalties and the write-off of unamortized deferred financing costs related to the satisfaction of mortgage notes payable.

     Investing Activities. Net cash used in investing activities increased $79.5 million to $90.0 million in 1994 from $10.5 million in 1993 primarily resulting from (i) $22.8 million to purchase two developmental land parcels and purchases of partnership interests and (ii) $53.8 million advanced to joint ventures to paydown mortgage debt.

     Financing Activities. Net cash provided by financing activities increased $54.8 million to $29.5 million in 1994 from funds used by financing activities of $25.3 million in 1993. This increase reflects $543.9 million proceeds from the public offering of common stock and $455.0 million of securitized debt proceeds offset by (i) an increase in debt payments of $676.1 million, (ii) $130.4 million of distributions to the DeBartolo Group, (iii) an increase of $67.7 million for loan costs and interest rate buydowns, (iv) $46.4 million of distributions paid, (v) an increase in restricted cash of $39.0 million and
(vi) $11.0 million from a decrease in payments on net affiliated receivables.

Portfolio Trends

The following sets forth the operating trends which have had a material effect and which the OP believes will have a material effect on revenues in the future.

Rental Rates

      The rate of growth in rental rates of DeBartolo Properties exceeds the rate of growth in Total Mall Store Sales (defined as sales reported by retailers occupying Mall GLA) because as older leases expire, new leases are negotiated at current rental rates which are generally higher than average rates for expiring leases. Average minimum rents per square foot for DeBartolo Malls increased by 20.6% to $19.78 for the year ended December 31, 1995 from $16.40 for the year ended December 31, 1991.
 The following table contains certain information relating to average minimum rents at the DeBartolo Malls:

                              Historical Mall Store Minimum Rent

                                     Average        Initial        Ending
                      Portfolio      Minimum        Minimum       Minimum
                       Average         Rent           Rent          Rent
                       Minimum      of Leases      of Leases     of Leases
                       Rent of       Executed       Executed      Expiring
       Year Ended        All        During the     During the      During
      December 31,      Leases     Year (1)(2)    Year (1)(3)     the Year
     -------------     --------     ----------     ---------     --------
          1995         $ 19.78        $ 26.60       $ 25.10      $ 20.46
          1994           19.39          24.33         23.01        18.69
          1993           18.49          24.31         23.06        17.08
          1992           17.54          22.55         21.03        15.86
          1991           16.40          23.09         21.65        14.53
____________________________

(1) Includes relet space only for leases executed and commenced during the respective years.

(2) Average over the term of the lease, which reflects contractual rent increases over the term of the leases.

(3) Total initial minimum rent per square foot, excluding leases with specialty anchors, was $26.51 for 1995 and $25.01 for 1994. There was no leasing activity with specialty anchors during 1991 through 1993.

     Management believes that these positive trends in rental rates should continue in 1996 due to, among other factors, expiring leases being replaced by new leases with higher minimum rents, gradual leasing of additional unleased space and the lease-up of recaptured underproductive space.

     The revenues of the OP may be adversely affected by the inability to collect rent due to bankruptcy or insolvency of tenants or otherwise. Two department store companies operating six Anchors at the DeBartolo Properties are operating under the protection of the United States Bankruptcy Code. At December 31, 1995, leases (excluding rejected leases) of Anchor tenants open and operating in bankruptcy comprise approximately 1% of Total GLA. Annual rentals paid by these Anchor tenants comprised 2.5% of minimum rents paid by
Anchor tenants.   At December 31, 1995, leases (excluding rejected leases) of
Mall Store tenants open and operating in bankruptcy comprise approximately 6.1% of Mall GLA. Annual rentals paid by these Mall Store tenants comprised 5.6% of minimum rents paid by Mall Store tenants. Substantially all of these tenants are currently meeting their contractual obligations at the DeBartolo Properties. At the time a tenant files for bankruptcy protection it is difficult to determine to what extent these tenants will reject their leases or seek other concessions as a condition to continued occupancy. The OP expects certain of these tenants to reject their leases. Based on past experience, the OP has been able to offset, over a reasonable period of time, the impact on minimum rents caused by a tenant in bankruptcy.

1995 Leasing

     During 1995, new leases commenced on 1,377,525 square feet of space in DeBartolo Malls at an average initial rent of $22.27, a 1.8% increase over the 1,352,744 square feet of space covered by new leases that commenced during 1994. Included in the lease activity for 1995 were leases for 213,485 square feet to four specialty anchors. Included in the 1995 lease commencements, are leases to mall shop tenants on 955,666 square feet of previously leased space, excluding specialty anchors. The average initial rent on this space was $26.51 per square foot representing a 20.2% increase over the average expiring rents of $22.06 per square foot for this space. The $26.51 per square foot represents a 6.0% increase over the $25.01 per square foot of initial rent for leases commenced on previously leased space during 1994.

Mall Store Sales

     From 1991 through 1995 reported Total Mall Store Sales of all DeBartolo Malls, including Large Space Users (defined as theaters, drug stores, variety stores, cafeterias and other large stores (e.g., health spas, hardware, tire, furniture and specialty stores) ), increased 4.9% from $2.68 billion to $2.81 billion. Total Mall Store Sales are an important factor contributing to the level of revenues generated by the DeBartolo Malls because such sales ultimately influence the total occupancy cost a tenant can pay. Total Mall Store Sales measure a mall portfolio's ability to generate sales over its total square footage and may be affected by occupancy. Total Mall Store Sales increased 1.0% from $2.79 billion in 1994 to $2.81 billion in 1995.

Comparable Mall Store Sales

     Comparable Mall Store Sales (defined as sales reported by Mall Store tenants (excluding Larger Space Users) that occupied Mall GLA for two consecutive years) are used to measure the ability of existing tenants to increase their sales in the same leased area from year to year. Comparable Mall Store Sales (excluding Large Space Users) increased between 1994 and 1995 primarily reflecting the introduction of more highly productive tenants into the comparable store base and the closure of stores by weak retailers. The increase is consistent with the OP's strategy of actively managing the tenant mix to capitalize on current shopping trends.

     The following table sets forth the changes in Comparable Mall Store Sales from 1991:

                                    1995     1994    1993    1992   1991
                                   ------   ------  ------ ------- ------
      Comparable Mall Store
        sales per square foot
        for DeBartolo Malls         $267     $260    $263    $260   $250

      Percentage growth from
        previous year               2.7%    (1.2%)   1.2%    4.0%    --

      Cumulative growth
        percentage from 1991        6.7%     4.0%    5.2%    4.0%    --

Occupancy Costs

     Another factor influencing the OP's ability to increase rents is occupancy cost. Occupancy cost consists of minimum rent, percentage rent and contributions to operating expenses paid by the tenants. The OP is able to increase rents in part by containing its tenants' operating costs. Since 1991, while the Comparable Mall Store Sales per square foot have grown 6.7%, the OP has been able to increase minimum rents 18.5% while maintaining the tenants occupancy costs at an acceptable level. For all DeBartolo Properties, operating expenses recoverable from tenants increased only $1.6 million, or 1.1% to $145.0 million in 1995 from $143.4 million in 1994. Management believes continuing efforts to increase Comparable Mall Store Sales while controlling property operating expenses will continue the trend of increasing rents at DeBartolo Malls.

     The following table shows occupancy costs at DeBartolo Malls as a percentage of Mall Store Sales.

DeBartolo Malls Historical Occupancy Cost as a Percentage of Mall Store Sales (1)

                                 1995    1994    1993    1992     1991
                                -----   -----   -----   -----    -----
 Minimum rents                    8.4%    8.3%     8.1%    7.8%    7.7%
 Percentage rents                 0.3     0.4     0.5     0.6      0.7
 Recoverable expenses (2)         3.8     3.7     3.6     3.3      3.1
 Total Occupancy Costs           12.5%   12.4%    12.2%   11.7%   11.5%
     _________________
     (1)  Excludes Anchors.
     (2) Includes common area maintenance costs, real estate taxes and promotional expenses.

Leased Area

     At December 31, 1995, 84.4% of the total Mall GLA at the DeBartolo Malls was leased, as compared to 85.0% at December 31, 1994. This decline, in part, reflects the current weak retailing environment that is putting pressure on leasing of Mall Store space in the DeBartolo Malls. The OP is applying its leasing strategies with the goal of increasing the productivity of space on a tenant sales and minimum rent basis. The OP's selective recapture of underproductive leased space has added to vacancy rates but may allow for more
profitable and productive leasing in the future.    During 1995, 570,000 square
feet or 3.8% of Mall GLA, was recovered, of which 330,000 square feet was due to bankruptcies, and the balance was a result of space recovered from variety stores and lease cancellations. As a result, although overall leasing activity remained strong during the year, a decline in tenant renewals combined with an increase in the number of tenants that closed stores caused a decrease in Mall GLA leased. At December 31, 1995, the OP had leases for 282,000 square feet of currently vacant space, or 1.9% of Mall GLA, that has been negotiated and presented to tenants for execution.

     The following table sets forth the percentage of Mall GLA leased at the DeBartolo Malls over the last five years.
                                    Percentage of Mall
                                    GLA Leased at the
                 December 31,        DeBartolo Malls

                    1995                    84.4%
                    1994                    85.0
                    1993                    86.2
                    1992                    87.2
                    1991                    88.7

Seasonal Nature of Regional Shopping Center Industry

     The regional shopping center industry is seasonal in nature. Mall Store sales and leased Mall GLA are highest in the fourth quarter due to the Christmas selling season. Back-to-school and Easter events also result in sales fluctuations.

     Total Mall Store Sales and leased Mall GLA at the DeBartolo Malls on a quarterly basis were as follows:

                  % of Mall Store Sales    Leased Mall GLA
                    1995      1994         1995        1994

     1st Quarter     21.0%      21.3%       84.0%     85.1%
     2nd Quarter     22.2%      21.7%       84.0%     83.8%
     3rd Quarter     22.9%      22.7%       83.3%     84.1%
     4th Quarter     33.9%      34.3%       84.4%     85.0%
                    100.0%     100.0%

     Minimum rental rates and tenant recoveries generally are not subject to seasonal factors. However, the majority of new stores open in the second half of the year in anticipation of the Christmas and back-to-school selling seasons. Accordingly, occupancy levels and therefore revenues are lower in the first two quarters and highest in the fourth quarter. The majority of store closings occur in the first quarter after the more profitable holiday season.

LIQUIDITY AND CAPITAL RESOURCES

General

     As of December 31, 1995, the OP's balance of cash and cash equivalents, restricted cash and short term investments less amounts held for unitholder distributions was $25 million, including its proportionate share of cash held by unconsolidated joint ventures. In addition to its cash reserves, the OP has unused borrowing capacity of approximately $225 million, which use is restricted in some instances to certain properties. Capital available includes contractual borrowing commitments, subject to customary lender approval rights, of approximately $82.8 million for capital expenditures on properties securing the respective mortgages.

Financings and Refinancings

     During 1995, the OP completed various financing and refinancing activities which unencumbered three properties.

     DeBartolo Realty Corporation completed a public offering of 6,000,000 shares of common stock in August, 1995 generating net proceeds of approximately $80.4 million. These proceeds were contributed to the operating partnership in exchange for units and principally used to repay existing mortgage debt at two properties. The OP also drew $50.0 million under its then existing revolving credit facility to repay existing debt at one property in anticipation of a redevelopment and expansion of this property. The OP also unencumbered two additional properties with a lender by assigning the liability for these mortgage notes to two other properties currently encumbered with mortgages due to this lender.

     In December, 1995 the OP expanded its revolving credit facility from $50 million to $120 million (availability increased to $94.5 million, $55 million of which was immediately drawn) with a future expansion to $150 million (increasing availability to $144.5 million) in the first quarter of 1996. This facility is secured by three properties, two of which were unencumbered by the above-mentioned transactions. This new 3-year facility carries an interest rate of LIBOR plus 175 basis points, representing a 50 basis point reduction in interest rates from the prior facility. The OP estimates its share of borrowing capacity for four unencumbered properties is approximately
$88 million.

     In May, 1995 the OP extended the maturity of the debt on one property for 18 months which also increased the note rate from 6.4% to 8.34% for this period. Three loans totaling $44.1 million for one DeBartolo Property were refinanced in September, 1995 for a total of $59.5 million ($46.5 million currently outstanding), providing additional borrowing of $13.0 million to be drawn upon over the next twelve months for the expansion and renovation of that property. The new debt has an interest rate of 7.43% and matures in September, 2007. The weighted average interest rate on the maturing debt was 9.20%. A loan in the amount of $55 million was restructured in December, 1995 at the same principal amount, which extended the maturity by seven years and reduced the interest rate from 8.88% to 7.42%.

Debt
     The OP's pro rata share of debt is approximately $1.55 billion which includes the OP's pro rata share of debt applicable to the nonconsolidated joint ventures of $249.5 million. The OP's pro rata share of total floating rate debt is $275.5 million and is subject to the below-mentioned interest rate swaps and interest rate caps. Interest savings resulting from the rate caps totaled $2.8 million in 1995.

     During December 1995, the OP entered into an interest rate swap agreement to pay LIBOR at (i) 4.75% on approximately $218 million of debt through April 1997 and (ii) 5.71% on $87.2 million of debt from May 1997 through April 2001. As part of this arrangement, the OP assigned the following interest rate caps
(i) 4.75% through April 1996 and 5.25% from May 1996 through April 1997 on approximately $131 million of debt and (ii) 4.75% through April 1996 on
$87.2 million of debt. The OP has an interest rate cap which limits interest on $87.2 million of debt to no more than LIBOR of 8.44% for the period May 1996
through March 2001.   The effect of this transaction is to extend the former
interest rate protection agreements beyond their expiration dates at interest rates that are equal to or less than the prior agreement levels.

     Loans maturing during 1996 total $151.1 million for three consolidated properties and $25.9 million for two nonconsolidated joint ventures. The OP expects to refinance $137.7 million relating to two of the consolidated properties and has conveyed ownership of a third property to its lender effective as of March 1, 1996, thereby fully satisfying the outstanding balance of $13.4 million. The OP has extended or anticipates extending the maturity dates relating to the mortgages of the two nonconsolidated joint ventures.

     The interest coverage ratio based on the OP's share of EBITDA and interest expense was 2.09:1 in 1995 and 2.02:1 in 1994.

Capital Resources

     The OP's management anticipates that its cash generated from operating performance will provide the necessary funds for its operating expenses, interest expense on outstanding indebtedness, recurring capital expenditures and distributions. The OP also believes that it has capital and access to capital resources, including additional borrowings and issuances of debt, sufficient to expand and develop its strategic plan for growth.

Capital Expenditures

     Strategic Expansions and Renovations. Historically, expansions and major renovations of DeBartolo Malls have been a substantial source of increased cash flow. The OP focuses its expansion and renovation programs primarily where additions, expansions or replacements of Anchors are planned and where market rents on major lease rollovers can be further increased. The addition of food courts, theaters and other traffic-generating tenants are frequently integrated with these programs. The effect is to leverage renovation dollars by targeting key opportunities to reinvigorate the merchandising, leasing and marketing of a mall and its peripheral property. Related investments by Anchors in expanding or renovating their stores provide additional leverage. The OP announced during the quarter ending September 30, 1995 plans to invest approximately
$500 million over a five year period in strategic redevelopment programs at the DeBartolo Properties ("Planned Capital Investment Strategy").

      The following table sets forth the components of capital expenditures showing both the total capital expenditures and the amount attributable to the OP's interest in the DeBartolo Properties:

                                   Total Portfolio Capital Expenditures
                                              (In Millions)
                                1995     1994     1993     1992    1991
                              -------  -------  ------- -------  -------
New Developments              $   6.6  $  21.7  $   3.7 $  12.4  $  71.8
Renovations and Expansions       51.7     72.0     43.5    21.6     16.3
Tenant Allowances                 9.4     11.3      4.9     7.3      5.3
                              -------  -------  ------- -------  -------
     Total                    $  67.7  $ 105.0  $  52.1 $  41.3  $  93.4
                              =======  =======  ======= =======  =======

                                           OP's Share of Total
                                              (In Millions)
                                1995     1994     1993     1992    1991
                              -------  -------  ------- -------  -------
New Developments              $   6.6  $  21.7  $   3.7 $  12.4  $  65.7
Renovations and Expansions       41.5     24.1     23.7    12.7     15.0
Tenant Allowances                 7.0      8.5      4.8     6.7      4.9
                              -------  -------  ------- -------  -------
     Total                    $  55.1  $  54.3  $  32.2 $  31.8  $  85.6
                              =======  =======  ======= =======  =======


     The following summarizes the total portfolio capital expenditures for 1995 as shown on the statements of cash flows:

                               Total Per      New      Renovations
                               Statements   Develop-       and      Tenant
                              of cash flow   ments      ExpansionsAllowances

Consolidated Properties          $ 51.3      $ 6.6       $ 38.0      $ 6.7
Nonconsolidated Properties          9.7         --          7.9        1.8
Property accounted for
 under the cost method              6.7         --          5.8        0.9
                                 ------      -----       ------      -----
   Totals                        $ 67.7      $ 6.6       $ 51.7      $ 9.4
                                 ======      =====       ======      =====


     Capital expenditures in 1995 for new developments primarily represent costs to develop Indian River Mall and an adjacent community center in Vero Beach, Florida.
     The OP completed strategic renovations and expansions at ten properties in 1995. The aggregate costs of the projects completed was $36 million of which the OP's share was approximately $30 million. The table below summarizes strategic expansions and renovations completed during 1995. The OP's share of capital expenditures relating to these projects totaled $27.7 million in 1995.

                                                                    Owned/
                                                                    Leased
                                                     Additional       By
   Property         Activity          Space             Sq. Ft.     Anchor
---------------     ----------        -------------  ---------- -------------
Bay Park Square     Expansion
                    Renovation/       Kohl's             20,000     Owned
                    Addition          Elder-Beerman(1)   75,000     Leased
                    Addition          Theatre            32,913 Ground Leased
                    Addition          Food Court          7,000       --
                    Renovation        Mall GLA               --       --

Biltmore Square     Addition          Goody's            30,000     Leased

Cheltenham Square   Addition          ShopRite           65,701     Leased
                    Addition          Home Depot       130,000  Ground Leased

Coral Square        Renovation        Mall GLA               --       --

Eastern Hills Mall  Addition          Waccamaw           45,000     Leased

Glen Burnie Mall    Addition          Dick's
                                       Sporting Goods    61,000     Leased
                    Expansion         Toys "R" Us         7,000     Leased
                    Renovation        Mall GLA               --       --

Lima Mall           Expansion         Elder-Beerman(1)   26,351     Leased

Southern Park Mall  Expansion/
                    Renovation        Dillard's          52,000     Owned

Virginia Center
 Commons            Addition          Sears             129,934     Owned

West Town Mall      Addition          Mall GLA           65,000       --
________________________________

     (1)Tenant operating under bankruptcy protection.
   The table below summarizes strategic expansions and renovations for which construction or predevelopment was in process at December 31, 1995. In 1995, the OP's share of capital expenditures relating to these projects was approximately $14 million.
                                                                   Owned/
                                                                   Leased
                   Planned                      Additional       By Anchor/
   Property         Activity      Space            Sq. Ft.    Specialty Anchor

Aventura Mall      Expansion      JCPenney          60,000         Leased
                   Expansion      Lord & Taylor     40,000     Ground Leased
                   Expansion      Sears             22,000         Owned
                   Addition       Theatre           85,000         Leased
                   Addition       Bloomingdale's   252,000     Ground Leased
                   Addition       Mall GLA         250,000           --
                   Addition       Parking Deck          --           --

Chautauqua Mall    Addition       JCPenney          55,000         Leased
                   Addition       Office Max        24,000         Leased
                   Addition       JoAnn Fabrics     11,000         Leased
                   Addition       Food Court         4,000           --
                   Renovation     Mall GLA              --           --

Lafayette Square   Expansion      L.S. Ayres        11,000     Ground Leased
                   Addition       Waccamaw          53,000         Leased
                   Renovation     Mall GLA              --           --
                   Addition       Food Court         6,000           --

Randall Park Mall  Addition       Burlington Coat  164,000         Leased

Southern Park Mall Renovation     Mall GLA              --           --
                   Addition       Food Court         7,000           --
                   Addition       Mall GLA          10,000           --
                   Addition       Theatre           38,000         Leased

Summit Mall        Expansion      Dillard's        107,000         Leased
                   Addition       Food Court         8,000           --
                   Renovation     Mall GLA              --           --

University
 Park Mall         Expansion      L.S. Ayres        33,000         Owned
                   Addition/
                   Renovation     Mall GLA          33,000           --
                   Addition       Food Court         8,000           --

West Town Mall     Renovation     Food Court            --           --
                   Addition       Theatre           75,000         Leased
                   Addition       Parking Deck          --           --
   The OP, either on its own behalf or in conjunction with activities of department stores, anticipates commencing within the next 12 months the following projects:

                     Planned                          Additional      Owned/
   Property           Activity      Space                Sq. Ft.      Leased

Biltmore Square      Expansion      Theatre               18,000      Leased

Century III Mall     Renovation     Mall GLA                  --        --

Columbia Center      Addition       Theatre               33,000      Leased
                     Addition       Barnes & Noble        25,000      Leased

The Florida Mall     Addition       Saks Fifth Avenue    100,000      Leased

Grove at
 Lakeland Square     Addition       Sports Authority      44,000      Leased

Northfield Square    Addition       Theatre               30,000      Leased

Northgate Mall       Addition       Toys "R" Us           42,000      Leased

Richardson Square    Renovation     Mall GLA                  --        --
                     Addition       Food Court             5,000        --
                     Addition       Waccamaw              55,000      Leased
                     Addition       Barnes & Noble        27,000      Leased

Terrace at The
 Florida Mall        Addition       Waccamaw              51,000      Leased

   Tenant Allowances. The OP's strategy to maximize performance of the existing portfolio includes providing tenant allowances to modernize and regenerate specialty store space and also to attract specific tenants aimed at increasing customer traffic as well as increasing rents. The OP's share of recurring tenant allowances paid during 1995 was $7.0 million as compared to the $8.5 million spent in 1994.

Cash Generated Before Debt Repayments and Capital Expenditures

   Management believes that cash generated before debt repayments and capital expenditures (commonly referred to as funds from operations) provides an important indicator of the financial performance of the OP. Cash generated before debt repayments and capital expenditures is defined as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of property (other than adjacent land located at DeBartolo Properties after April 21, 1994), plus depreciation and amortization and other non-cash items, and after adjustments for unconsolidated partnerships and joint ventures. Accordingly, management expects that cash generated before debt repayments and capital expenditures will be the most significant factor considered in determining the amount of cash distributions.

   The OP's management believes that cash generated before debt repayments and capital expenditures is an important and widely used measure of the operating performance which provides a relevant basis for comparison among real estate companies. Cash generated before debt repayments and capital expenditures is presented to assist in analyzing the performance of the OP. The OP's method of calculating cash generated before debt repayments and capital expenditures may be different from the methods used by other real estate companies to calculate funds from operations. Cash generated before debt repayments and capital expenditures: (i) does not represent cash flow from operations as defined by generally accepted accounting principles; (ii) should not be considered as an alternative to net income as a measure of operating performance or to cash flows for operating, investing and financing activities; and (iii) is not an alternative to cash flows as a measure of liquidity.

   The following shows cash generated before debt repayments and capital expenditures:

 (Dollars in millions, except per unit data)
                                            For the Year Ended December 31,
                                               1995          Pro Forma 1994
                                      ---------------     -----------------
Net Income before extraordinary items         $  46.3              $  40.6

Adjustments for non-cash items:
 Depreciation and amortization(1)     $ 90.8              $ 83.5
 Straight-line rent accrual (2)        (3.1)               (4.8)
 Deferred stock compensation
  expense and other                    (0.6)     87.1        4.2      82.9
                                                133.4                123.5
Other adjustments:
 Gain on sale of operating property (3)          (3.8)                (3.3)

Cash generated before debt                    -------              -------
 repayments and capital expenditures          $ 129.6              $ 120.2
                                              =======              =======

(1)The adjustment for depreciation and amortization is comprised of the following:
                                               Year Ended December 31, 1995
                                          Consolidated Nonconsolidated
                                           Properties     Properties    Total
Depreciation of building and improve-
   ments and amortization of deferred
   leasing expenses                           $  57.8    $  23.7      $  81.5
Amortization of formation costs                  11.1        1.9         13.0
Write-off of assigned interest rate
   protection agreements                          4.2         --          4.2
Depreciation of furniture, fixtures
   and equipment                                  0.8        0.4          1.2
Amortization of interest rate
 protection agreements                            3.1         --          3.1
Amortization of deferred loan costs               0.5         --          0.5
                                              -------    -------      -------
                                              $  77.5    $  26.0      $ 103.5
                                              =======    =======      =======

(2)  Represents reduction for the straight-lining of minimum rents under GAAP.

(3)The 1995 adjustment represents gain on the sale of a partnership interest in a mall development site acquired from the DeBartolo Group and simultaneously sold to a third party. The 1994 adjustment represents gains prior to April 21, 1994.

     For 1995, cash generated before debt repayments and capital expenditures rose 7.8% to $129.6 million from $120.2 million in 1994. On a per unit basis, cash generated before debt repayments and capital expenditures rose 4.1% to $1.51 from $1.45 in 1994. The lower percent increase on a per unit basis reflects the greater number of units outstanding.

Economic Conditions

     In the last four years, inflation has not had a significant impact on the OP because there has been disinflation in apparel pricing which has slowed the growth of tenant sales. In the event of higher inflation, however, substantially all of the tenants' leases contain provisions designed to mitigate the impact of inflation on the OP. Such provisions include clauses enabling the OP to receive percentage rentals based on tenants' gross sales, which generally increase as prices rise, and escalation clauses, which generally increase rental rates during the terms of leases. In addition, many of the leases are for terms of less than ten years which may enable the OP to replace existing leases with new leases at higher base and/or percentage rentals if rents of the existing leases are below the then-existing market rate. Most of the leases require the tenants to pay their share of property operating expenses, thereby reducing the OP's exposure to increases in costs and property operating expenses resulting from inflation.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION
                AND RESULTS OF OPERATIONS THROUGH JUNE 30, 1996

     The following discussion and analysis of the financial condition and results of operations should be read in conjunction with the accompanying consolidated and combined financial statements and the notes thereto.


GENERAL BACKGROUND

     The following discussion is based primarily on the consolidated financial statements of the Operating Partnership for the six months ended June 30, 1996 and 1995.

     As used in this quarterly report on Form 10-Q, the term "Mall Store" means stores (other than Anchors) that are typically specialty retailers and lease space in shopping centers. "Anchor" generally refers to a department store or other large retail store in excess of 60,000 square feet. The term "Mall GLA" refers to the total gross leasable area of Mall Stores only.


RESULTS OF OPERATIONS

     During the first quarter of 1996, the Operating Partnership acquired additional partnership interests of 33 1/3% and 25% in two of its then nonconsolidated joint ventures. Effective March 31, 1996, the Operating Partnership acquired an additional 10% partnership interest of a then nonconsolidated joint venture, increasing the Operating Partnership ownership percentage to 60%. As a result of these transactions, the Operating Partnership is now accounting for these properties using the consolidated method of accounting whereas in 1995 the Operating Partnership used the equity method of accounting. Effective March 1, 1996, the Operating Partnership transferred ownership of one property to its lender ("Property Transactions").


           Comparison of Consolidated Six Months Ended June 30, 1996
                       to Six Months Ended June 30, 1995


     Revenues: Total revenues increased $16.1 million or 10.0% to $176.6 million in 1996 from $160.5 million in 1995. Of this increase, $10.0 million is attributable to the Property Transactions. Minimum rents increased $7.9 million or 7.4% in 1996 of which $6.1 million is the result of the Property Transactions. The remaining increase of $1.8 million is due to a $1.1 million increase in specialty leasing and a $0.7 million increase in minimum rents reflecting continued improvements in rental rates for reletting Mall Store space and rents from specialty anchors on space that was leased subsequent to the second quarter of 1995. Minimum rents include specialty leasing revenues of $5.2 million in 1996 and $3.8 million in 1995.

     Tenant recoveries increased $5.6 million or 14.1% of which $2.7 million is attributable to the Property Transactions. The remaining increase of $2.9 million is attributable to increased recoverable expenses. Other revenues increased $2.6 million primarily due to (i) $0.6 million settlement of previously disputed phone commission income, (ii) a $0.7 million gain on sale of peripheral land, (iii) $1.0 million increase in advertising revenues, and
(iv) $.3 million in other. Lease cancellation income was $1.9 million for 1996 and 1995.

     Effective January 1, 1996, the Operating Partnership acquired the management, leasing and certain other operating divisions of the Property Manager. As a result, the Operating Partnership's other revenues include $1.1 million of management revenues and net profits of leasing and other activities relating to third party contracts and outside interests in joint ventures.


     Shopping Center Expenses: Shopping center expenses increased $8.8 million or 15.3% in 1996 of which $3.4 million is attributable to the Property Transactions. Property operating expenses and repairs and maintenance increased $5.1 million in 1996 of which $1.7 million is attributable to the Property Transactions. The remaining $3.4 million increase is due to a $1.1 million increase in snow removal costs and a $1.8 million increase in other shopping center operating expenses. Substantially all of this increase has been recovered from tenants. The 1996 increase in real estate taxes of $1.5 million or 9.1% in 1996 of which $0.9 million is attributable to the Property Transactions. Advertising and promotion expenses increased
$1.0 million in 1996 of which $0.6 million is applicable to the Property Transactions. The remaining $0.4 million increase is partially offset by a $1.0 million increase in advertising contributions from tenants.

     In 1996, management expenses totaling $4.1 million are substantially comprised of salaries and other general and administrative expenses relating to the management of the Operating Partnership's portfolio. In 1995, these expenses were management fees charged to the 49 consolidated properties, primarily by the Property Manager.

     Interest Expense: Interest expense decreased $0.6 million or 0.1% in 1996 including a $1.8 million increase resulting from the Property Transactions.
The remaining $2.4 million decrease is caused by debt paydowns utilizing the proceeds of the Company's 1995 follow-on public stock offering which were contributed to the Operating Partnership in exchange for additional partnership units and a reduction in amortization of interest rate protection agreements resulting from a 1995 interest rate swap agreement.

     Joint Ventures: Net income of the nonconsolidated joint ventures increased $6.4 million to $12.9 million in 1996 from $6.5 million in 1995 primarily due to the change in accounting for three joint ventures from the equity method to the consolidated method. Revenues of the nonconsolidated joint ventures decreased $6.5 million to $68.2 million in 1996 from
$74.7 million in 1995 of which $10.0 million of the decrease was due to the
Property Transactions.   The remaining $3.5 million increase is due to (i)  a
$0.9 million increase in minimum rents, (ii) a $0.5 million increase in specialty leasing revenues, (iii) a $0.7 million increase in revenues from lessees' cancellation of leases, (iv) a $0.6 million increase in tenant recoveries, and (v) a $1.5 million increase in land sales.

     Shopping center expenses decreased $3.1 million to $24.6 million in 1996 of which $4.0 million is resulting from the Property Transactions. The remaining $.9 million increase is due to (i) a $0.6 million increase in property operating and repairs and maintenance expenses resulting from increased snow removal and other shopping center operating expenses, and (ii) a $0.3 million increase in advertising expenses.

     The Operating Partnership's share of income from nonconsolidated joint ventures increased $4.1 million primarily due to the impact of the Property Transactions.

     Net Income: Net income (loss) increased $2.3 million to $23.9 million for 1996 from $21.6 million for 1995 as the result of (i) the 1995 gain on sale of assets represents a gain from the sale of a partnership interest in a mall development site acquired from the DeBartolo Group and simultaneously sold to a third party and (ii) extraordinary items recognized of $1.0 million in 1996 represents a gain of $9.2 million from the disposition of one shopping center and the related extinguishment of debt offset by a one-time charge of $10.2 million for expenses relating to the Company's merger with SPG.

     Investing Activities: Net cash used in investing activities of $23.8 million, as shown in the consolidated statement of cash flows, for the six months ended June 30, 1996 are primarily comprised of additions to investment properties and tenant allowances of $39.9 million (see "capital expenditures") and net contributions to nonconsolidated joint ventures of $12.0 million. Net cash used in investing activities totaled $12.1 million for the six months ended June 30, 1995, principally comprised of additions to investment properties of $22.3 million. These investments were offset by (i) net proceeds from the sale of a partnership interest in a mall site located in Strongsville, Ohio totaling $3.8 million in the first quarter 1995 and (ii) distributions received from nonconsolidated joint ventures of $11.1 million.

     Financing Activities: Net cash used in financing activities for the six months ended June 30, 1996 and 1995 totaled $47.7 and $49.9 million, respectively, principally comprised of distributions to the Operating Partnership's unitholders.

            Comparison of Combined Three Months Ended June 30, 1996
                      to Three Months Ended June 30, 1995

     Revenues:   Total revenues increased $7.0 million or 8.6% to $88.2 million in second quarter 1996 from $81.2 million in second quarter 1995. Of this increase, $6.2 million is attributable to the Property Transactions. Minimum rents increased $4.6 million or 8.6% in second quarter 1996 of which $3.8 million is the result of the Property Transactions. The remaining increase of $0.8 million is due to a $0.4 million increase in specialty leasing and a $0.4 million increase in minimum rents reflecting continued improvements in rental rates for reletting Mall Store space and rents from specialty anchors on space that was leased subsequent to the second quarter of 1995.

     Tenant recoveries increased $2.3 million or 11.6% of which $1.7 million is attributable to the Property Transactions. The remaining increase of $0.6 million is attributable to increased recoverable expenses. Other revenues decreased $0.1 million primarily due to $0.8 million decrease in lease cancellation income.

     Effective January 1, 1996, the Operating Partnership acquired the management, leasing and certain other operating divisions of the Property Manager. As a result, the Operating Partnership's other revenues include $1.1 million of management revenues and net profits of leasing and other activities relating to third party contracts with outside interests in joint ventures.

     Shopping Center Expenses:   Shopping center expenses increased
$3.9 million or 13.2% in second quarter 1996 of which $1.5 million is attributable to the Property Transactions. Property operating expenses and repairs and maintenance increased $1.8 million in second quarter 1996 of which $0.9 million is attributable to the Property Transactions. Substantially all of this increase has been recovered from tenants. Real estate taxes increased $1.2 million in 1996 of which $0.7 million is attributable to Property Transactions.

     In 1996, management expenses totaling $2.0 million are substantially comprised of salaries and other general and administrative expenses relating to the management of the Operating Partnership's portfolio. In 1995, these expenses were management fees charged to the 49 consolidated properties, primarily by the Property Manager.

     Interest Expense:   Interest expense increased $0.8 million in second
quarter 1996 including a $1.0 million increase resulting from the Property Transactions. The remaining $0.3 million decrease is caused by debt paydowns utilizing the proceeds of the Company's 1995 follow-on public stock offering which were contributed to the Operating Partnership in exchange for additional partnership units and a reduction in amortization of interest rate protection agreements resulting from a 1995 interest rate swap agreement.

     Joint Ventures:   Net income of the nonconsolidated joint ventures
increased $3.8 million to $7.4 million in second quarter 1996 from $3.5 million in second quarter 1995 primarily due to the change in accounting for two joint ventures from the equity method to the consolidated method. Revenues of the nonconsolidated joint ventures decreased $4.6 million to $33.1 million in second quarter 1996 from $37.7 million in second quarter 1995 of which $6.1 million of the decrease was due to the Property Transactions. The remaining increase is due to a $1.5 million increase in revenues from land sales.

     Shopping center expenses decreased $2.5 million to $11.3 million in 1996 of which $2.5 million is resulting from the Property Transactions.

     The Operating Partnership's share of income from nonconsolidated joint ventures increased $2.3 million primarily due to the impact of the Property Transactions.

     Net Income:   Net income decreased $8.9 million to $.9 million for the
second quarter 1996 from $9.8 million for the second quarter 1995 as the result of extraordinary items recognized in the second quarter of 1996 for a one-time charge of $10.2 million for expenses relating to the Company's merger with Simon Property Group.


LIQUIDITY AND CAPITAL RESOURCES

     General.   As of June 30, 1996, the Operating Partnership's total capital availability was approximately $239 million. Of the $239 million, approximately $28.3 million is reserved for distributions payable in July, 1996. The Operating Partnership's unused borrowing capacity was approximately $206 million including $90 million of contractual borrowing commitments, subject to customary lender approval rights, for capital expenditures on properties securing the respective mortgages.

     Financings and Refinancings.   In April, 1996 the Operating Partnership
expanded its revolving credit facility to $150 million and total availability increased to $140 million of which $62 million is outstanding at June 30, 1996. This facility is secured by three properties and carries an interest rate of LIBOR plus 175 basis points.

     Effective March 29, 1996, the Operating Partnership finalized a joint venture agreement with a financial institution and closed a $52 million construction loan with a group of banks for the development of Indian River Mall and a complementary power center. The Operating Partnership owns 50% of this joint venture.

     In June, 1996 the Operating Partnership obtained a $66 million mortgage, of which $60 million is outstanding as of June 30, 1996, on one nonconsolidated property at a rate of 6.78%. The Operating Partnership also refinanced an $18 million mortgage on a nonconsolidated property at a rate of 9.04%.

     Debt. The Operating Partnership's pro rata share of debt is approximately $1.606 billion which includes the Operating Partnership's pro rata share of debt applicable to the nonconsolidated joint ventures of $216.3 million. The Operating Partnership's pro rata share of total floating rate debt is $282.7 million and is subject to the below-mentioned interest rate swaps and interest rate caps.

     The Operating Partnership has an interest rate swap agreement to pay LIBOR at (i) 4.75% on approximately $218 million of debt through April 1997 and (ii) 5.71% on $87.2 million of debt from May 1997 through April 2001. The Operating Partnership has an interest rate cap agreement which limits interest on $87.2 million of debt to no more than LIBOR of 8.44% for the period May 1996 through March 2001.

     Loans maturing during 1996 total $151.1 million for three consolidated properties and $25.9 million for two nonconsolidated joint ventures. The Operating Partnership expects to refinance $137.7 million relating to two of the consolidated properties and has conveyed ownership of a third property to its lender effective as of March 1, 1996, thereby fully satisfying the outstanding balance of $13.4 million. The Operating Partnership has extended or anticipates extending the maturity dates relating to the mortgages of the two nonconsolidated joint ventures.


CAPITAL EXPENDITURES

     The Operating Partnership continued to implement its $500 million strategic redevelopment, renovation and remerchandising program which will ultimately impact 34 of the Operating Partnership's 50 super-regional and regional malls.

     During the first six months of 1996, the Company invested $70.3 million ($52.4 million Operating Partnership's share) including $36.1 million for consolidated properties in its development program. The Operating Partnership is progressing on the construction of Indian River Mall incurring 1996 costs of $16.9 million. Construction commenced on mall renovations and food court additions at Chautauqua Mall and Lafayette Square. Expansions at Summit Mall and University Park Mall are nearing completion with grand re-openings scheduled for the fall of 1996. Burlington Coat Factory at Randall Park Mall opened in April, 1996 and Waccamaw at Lafayette Square opened in June, 1996.
At The Florida Mall, work on the new Saks Fifth Avenue store is proceeding on target for its fall 1996 opening.

     Tenant allowances for consolidated properties paid during the six months ended June 30, 1996 totaled $3.7 million compared to $2.1 million during the same period in 1995.


PORTFOLIO LEASING AND SALES TRENDS


     Rental Rates: During the six months ended June 30, 1996, new leases commenced on 475,198 square feet of space in DeBartolo Malls at an average initial rent of $23.01. Included in the 1996 lease commencements are leases to mall shop tenants on 430,544 square feet of previously leased space at average initial minimum rents of $22.92 per square foot which represents an 18.9% increase over the average expiring rents of $19.28 per square foot for this space.

     Leased Area: Leased mall area decreased to 83.8% as of June 30, 1996, from 84.0% at June 30, 1995. During the six months ended June 30, 1996, 320,000 square feet of underproductive space was recovered. Of that space, 235,000 square feet was due to bankruptcies, with the balance due to lease cancellations. As a result, although the impact from bankruptcies continues, the Operating Partnership was able to offset these losses with leasing activity throughout the portfolio.

     Mall Store Sales: Total Mall Store Sales are an important factor contributing to the level of revenues generated by the DeBartolo Malls because such sales ultimately influence the total occupancy cost a tenant can pay. Total Mall Store Sales measure a mall portfolio's ability to generate sales over its total square footage and may be affected by occupancy. Total Mall Store sales of DeBartolo Malls, including Large Space Users (defined as theaters, drug stores, variety stores, cafeterias and other large stores), increased 1.3% to $1.229 billion for the six months ended June 30, 1996 from $1.213 billion for the six months ended June 30, 1995. Mall Store sales decreased 1.0% to $616.7 million for the second quarter 1996, compared to $623.2 million in the second quarter 1995. Comparable Mall Store sales increased 2.8% during the second quarter 1996 and increased 6.6% for the six months ended June 30, 1996 versus the same period in 1995.

CASH GENERATED BEFORE DEBT PAYMENTS AND CAPITAL EXPENDITURES


     Management believes that cash generated before debt repayments and capital expenditures (commonly referred to as funds from operations) provides an important indicator of the financial performance of the Operating Partnership. Cash generated before debt repayments and capital expenditures is defined as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of property (other than adjacent land located at DeBartolo Properties after April 21, 1994), plus depreciation of real property and certain amortization and other non-cash items, and after adjustments for unconsolidated partnerships and joint ventures. Accordingly, management expects that cash generated before debt repayments and capital expenditures will be the most significant factor considered in determining the amount of cash distributions the Operating Partnership will make to unitholders.
     The following shows cash generated before debt repayments and capital expenditures:

                                          Three Months         Six Months
                                             Ended                Ended
                                            June 30,            June 30,
                                         1996      1995       1996        1995
                                      -------   -------    -------     -------
  Income before extraordinary items  $    0.9   $   9.8    $  14.7     $  21.5

  Adjustments for non-cash items:
    Depreciation, amortization
     and other (2)                       21.1      19.8       41.0        40.3

  Other adjustments:
    Gain on sale of assets (3)            ---       ---        ---       (3.8)
    Merger expenses                      10.2       ---       10.2         ---
                                      -------   -------    -------     -------
  Cash generated before debt
   repayments and capital
   expenditures                      $   32.2   $  29.6    $  65.9     $  58.0
                                     ========   =======   ========     =======

(1) The calculation of cash generated before debt payments and capital expenditures has been revised to adopt the National Association of Real Estate Investment Trust's revised definition. The cash generated before debt payments and capital expenditures for the six months ended June 30, 1995 has been restated to $58.0 million from $58.7 million to conform with the 1996 calculation and presentation. Adjustments include (i) $0.3 million for depreciation of furniture, fixtures and equipment, (ii) $0.3 million for amortization of deferred loan costs and (iii) $1.6 million for the amortization of interest rate protection agreements, and (iv) an adjustment of $1.5 million to include straight-line rent accruals.
(2)   The depreciation, amortization and other is comprised of the following:

                                        Six Months Ended June 30, 1996
                                   ---------------------------------------
                                   Consolidated  Nonconsolidated
                                   Properties       Properties     Total
                                   -----------   ---------------  --------
Depreciation of building and
  improvements and
  amortization of deferred
  leasing expenses                  $   32.5         $  10.4      $  42.9
Amortization of formation
  costs                                  4.8             0.1          4.9
Deferred stock expense
  and other                              0.4             ---          0.4
                                    --------         -------      -------
                                    $   37.7         $  10.5      $  48.2
                                    ========         =======      =======

(3)The 1995 adjustment represents a gain on the sale of a partnership interest in a mall development site acquired from the DeBartolo Group and simultaneously sold to a third party.


DEBARTOLO REALTY PARTNERSHIP, L.P.
                       CONSOLIDATED BALANCE SHEETS
                               (Unaudited)

                (Dollars in thousands except unit data)

                                              As of             As of
                                             June 30,        December 31,
                                               1996              1995
                                           -----------      -----------
Assets:
 Investment properties (Note 4)             $1,968,344       $1,793,663
 Less accumulated depreciation                 632,762          574,338
                                             1,335,582        1,219,325
 Cash and cash equivalents                      32,486           25,851
 Restricted cash  (Note 3)                      12,477           13,910
 Short term investments                            975           14,057
 Accounts receivable, less allowance
  for doubtful accounts of $9,031 and
  $10,070 in 1996 and 1995                      40,754           39,103
 Investments in and advances to
  nonconsolidated joint ventures
  (Notes 4 and 5)                               61,872          116,725
 Minority interest in capital deficits
  of consolidated joint ventures                34,456           25,496
 Deferred charges and prepaid expenses          83,680           77,103
                                            ----------       ----------
                                            $1,602,282       $1,531,570
                                            ==========       ==========
Liabilities and Partners' Equity:
 Liabilities:
 Mortgages and notes payable (Note 4)       $1,479,515       $1,348,573
 Accounts payable and accrued expenses          51,779           38,810
 Distributions payable                          28,256           28,225
 Deficits in nonconsolidated joint
  ventures (Notes 4 and 5)                      48,307           71,147
                                            ----------       ----------
                                             1,607,857        1,486,755
                                            ----------       ----------
 Commitments and contingencies                      --               --

 Partners' Equity (Deficit):
 Preferred Units, 10,000,000 units authorized,
  none issued and outstanding                       --               --
 General Partner, 55,496,757 and 55,329,162
  units outstanding in 1996 and 1995            (3,449)          27,673
 Limited Partners, 34,203,623 and
  34,272,532 units in 1996 and 1995
   outstanding, respectively                    (2,126)          17,142
                                            ----------       ----------
 Total Partners' Equity                         (5,575)          44,815
                                            ----------       ----------
                                            $1,602,282       $1,531,570
                                            ==========       ==========

                         See accompanying notes


                   DEBARTOLO REALTY PARTNERSHIP, L.P.
                  CONSOLIDATED STATEMENTS OF OPERATIONS
                               (Unaudited)

              (Dollars in thousands, except per unit data)

                                         Six Months Ended June 30,
                                        --------------------------
                                            1996            1995
                                         ---------       ---------
Revenues:
    Minimum rents                         $114,086        $106,191
    Tenant recoveries                       45,456          39,844
    Percentage rents                         5,635           5,632
    Other                                   11,455           8,785
                                          --------        --------
    Total revenues                         176,632         160,452
Expenses:                                 --------        --------
    Shopping Center Expenses:
    Property operating                      19,695          16,962
    Repairs and maintenance                 15,130          12,791
    Real estate taxes                       18,338          16,806
    Advertising & promotion                  3,778           2,761
    Management expenses                      4,143           2,797
    Provision for doubtful accounts          1,502           1,493
    Ground leases                            1,450           1,207
    Other                                    2,343           2,776
                                          --------        --------
    Total shopping center expenses          66,379          57,593

   Deferred stock compensation expense         105             105
   Interest expense                         60,759          61,338
   Depreciation and amortization            32,432          28,348
   Merger expenses (Note 4)                 10,200              --
                                          --------        --------
                                           169,875         147,384
   Gain on sale of assets                       --           3,779
   Income from nonconsolidated
    joint ventures (Notes 4 and 5)           8,236           4,182
   Minority partners' interest in
    consolidated joint ventures               (325)            536
                                         ---------        --------
    Income before extraordinary item        14,668          21,565
    Extraordinary item (Note 4)              9,191              --
                                         ---------        --------
           Net income                    $  23,859        $ 21,565
                                         =========        ========

Net Income Available to
 Unitholders Attributable to:
    General Partner                      $  14,762    $    12,674
    Limited Partners                         9,097          8,891
                                         ---------    -----------
    Net income available to unitholders  $  23,859    $    21,565
                                         =========    ===========
  EARNINGS PER UNIT (Note 6):
    Income before extraordinary item     $   0.17     $      0.26
    Extraordinary item                       0.10             ---
                                         ---------    -----------
    Net income                           $   0.27     $      0.26
                                         =========    ===========
  WEIGHTED AVERAGE UNITS
   OUTSTANDING (000's)                      89,822         83,150
                                         =========    ===========

                         See accompanying notes


                   DEBARTOLO REALTY PARTNERSHIP, L.P.
                  CONSOLIDATED STATEMENT OF OPERATIONS
                               (Unaudited)

              (Dollars in thousands, except per unit data)

                                          Three Months Ended June 30,
                                          --------------------------
                                              1996            1995
Revenues:                                 ---------        ---------
  Minimum rents                            $ 57,532         $ 52,957
  Tenant recoveries                          22,416           20,090
  Percentage rents                            2,841            2,667
  Other                                       5,417            5,509
                                           ---------       ---------
    Total revenues                           88,206           81,223

Expenses:
  Shopping Center Expenses:
           Property operating                 9,841            8,383
           Repairs and maintenance            6,958            6,614
           Real estate taxes                  9,555            8,323
           Advertising & promotion            1,782            1,413
           Management expenses                2,021            1,400
           Provision for doubtful accounts      904              879
           Ground leases                        744              638
           Other                              1,470            1,739
                                          ----------       ---------
    Total shopping center expenses           33,275           29,389

  Deferred stock compensation expense            52               52
  Interest expense                           31,235           30,465
  Depreciation and amortization              16,907           14,188
  Merger expenses (Note 4)                   10,200               --
                                         ----------        ---------
                                             91,669           74,094
                                         ----------        ---------

  Gain on sale of assets                         --               18

  Income from nonconsolidated joint
   ventures (Notes 4 and 5)                   4,755            2,427
  Minority partners' interest in
    consolidated joint ventures                (390)             252
                                          ---------         --------
           Net income                     $     902         $  9,826
                                          =========         ========
  Net Income Available to Unitholders Attributable to:
    General Partner                       $     558         $   5,777
    Limited Partners                            344             4,049
                                          ---------         ---------
    Net income available to unitholders   $     902         $   9,826
                                          =========         =========
  EARNINGS PER UNIT (Note 6):             $    0.01         $    0.12
                                          =========         =========

  WEIGHTED AVERAGE UNITS                     89,823            83,150
   OUTSTANDING (000's)                    =========         =========

                         See accompanying notes

                   DEBARTOLO REALTY PARTNERSHIP, L.P.
                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (Unaudited)

                         (Dollars in thousands)

                                              Six Months Ended June 30,
                                                  1996         1995
                                                --------    --------
Cash Flow From Operating Activities:
Net income                                      $ 23,859    $ 21,565
Adjustments to reconcile net income to net
 cash provided by Operating Activities:
  Amortization of formation costs                  4,838       6,531
  Amortization of interest rate protection
   agreements and deferred loan costs                224       1,556
  Gain on sale of assets                              --      (3,779)
  Depreciation and amortization                   32,432      28,348
  Extraordinary item                              (9,191)         --
  Deferred stock compensation expense                105         105
  Minority partners' interests in
   consolidated joint ventures                       325        (536)
  Income  from  nonconsolidated
   joint  ventures                                (8,236)     (4,182)
  Decrease in restricted cash                      1,433       7,746
  Decrease (increase) in short term investments   13,082      (7,333)
  Decrease  in  accounts receivable                1,214       2,805
  (Decrease) increase in prepaid expenses
   and other                                       1,317      (4,074)
  Increase in accounts payable and
   accrued expenses                               16,794       8,144
                                                --------    --------
  Net Cash Provided By Operating Activities       78,196      56,896
                                                --------    --------
Cash Flows From Investing Activities:
  Additions to investment properties             (36,146)    (22,274)
  Cash paid for tenant allowances                 (3,735)     (2,144)
  Purchase of partnership interests               (5,375)         --
  Additions to deferred charges for lease
   costs and other                                (3,640)     (1,612)
  Distributions from nonconsolidated
   joint ventures                                 36,811      11,058
  Advances to and investments in
   nonconsolidated joint ventures                (12,055)       (888)
  Net proceeds from sale of assets                   307       3,750
                                                --------    --------
  Net Cash Used In Investing Activities          (23,833)    (12,110)
                                                --------    --------
Cash Flows From Financing Activities:
  Proceeds from issuance of debt                  41,904      15,263
  Scheduled principal payments on mortgages       (3,301)     (3,340)
  Other payments on debt                         (30,248)     (9,545)
  Loan costs paid                                   (294)       (444)
  Minority partner distributions                  (1,600)       (127)
  Distributions paid                             (56,480)    (52,186)
  Decrease in affiliate receivables                2,291         499
                                                --------    --------
  Net Cash Used in Financing Activities          (47,728)    (49,880)
                                                --------    --------
  Net (Decrease) Increase in Cash                  6,635      (5,094)

Cash and Cash Equivalents:
  Beginning of period                             25,851      38,899
                                                --------    --------
  End of period                                 $32,486     $ 33,805
                                                ========    ========

Supplemental Information:
  Interest Paid                                 $ 53,878    $ 50,254
                                                ========    ========
Supplemental schedule of non-cash
 and financing activities:
  Step-up in connection with acquisition of
   additional interest in joint venture         $ 7,296     $     --
                                                ========    ========
  Historical cost basis of net investment
   properties consolidated as a result of
   acquisitions of additional interests
   in joint ventures                            $121,245    $     --
                                                ========    ========

  Mortgages on those properties consolidated
   as a result of acquisitions of additional
   interests in joint ventures                  $136,009    $     --
                                                ========    ========

  Historical cost basis of net investment
   property disposed                            $(4,040)    $     --
                                                ========    ========

  Mortgage extinguishment relating to
   property disposition                         $(13,372)   $     --
                                                ========    ========

  Acquisition of certain businesses
   of Property Manager                          $ 4,020     $     --
                                                ========    ========

                         See accompanying notes


                   DEBARTOLO REALTY PARTNERSHIP, L.P.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Unaudited and Dollars in Thousands)


Note 1 - Organization and Ownership

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and in conjunction with the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting solely of normal recurring matters) necessary for a fair presentation of the consolidated financial statements for these interim periods have been included. The results for the interim period ended June 30, 1996 are not necessarily indicative of the results that may be expected for the full fiscal year. These financial statements should be read in conjunction with the DeBartolo Realty Partnership, L.P. December 31, 1995 audited consolidated financial statements and notes thereto included herein.

DeBartolo Realty Partnership, L.P., a Delaware Limited Partnership (the "Operating Partnership") and an affiliate, DeBartolo Capital
Partnership, a Delaware general partnership, are engaged in the ownership, development, management, leasing, acquisition and expansion of super-regional and regional malls and community shopping centers.
The Operating Partnership's sole general partner is DeBartolo Realty Corporation (the "Company"), an Ohio corporation which operates as a self-administered and self-managed real estate investment trust ("REIT"), which at June 30, 1996 holds a 61.9% interest in the Operating Partnership.

The Operating Partnership was formed to continue and expand the shopping mall ownership, management and development business of The Edward J. DeBartolo Corporation ("EJDC") in a portfolio which, as of June 30, 1996, consisted of 50 super-regional and regional malls (the "DeBartolo Malls"), 11 community centers and land held for future development (collectively, the "DeBartolo Properties"). As of June 30, 1996, EJDC and certain affiliates (collectively, the "DeBartolo Group") and certain current and former employees of EJDC, along with JCP Realty, Inc. ("JCP"), own the remaining 38.1% interest in the Operating Partnership.

In addition, the Operating Partnership owns 100% of the non-voting preferred stock and a non-controlling common stock interest (5%) in DeBartolo Properties Management, Inc. (the "Property Manager") which provides certain architectural, design, construction and other services to substantially all of the DeBartolo Properties, as well as, certain other regional malls and community shopping centers owned by third parties.

Note 2 - Basis of Presentation

The financial statements of the Operating Partnership are presented on a consolidated basis. Properties which are controlled through majority ownership have been consolidated and all significant intercompany transactions and accounts have been eliminated. Properties where the Operating Partnership owns less than a majority interest have been accounted for under the equity method. One property, which is owned 2% by the Operating Partnership, is accounted for under the cost method.

The Operating Partnership owns 5% of the voting common stock and all of the nonvoting preferred stock of the Property Manager. The Operating Partnership accounts for the investment in the Property Manager under the equity method.

Note 3 - Restricted Cash

Cash is restricted primarily for renovations and redevelopment of the 17 DeBartolo Properties in connection with a securitized commercial pass-through certificate issuance simultaneously with the IPO.


Note 4 - Mergers, Acquisitions and Dispositions

The parent company of the Operating Partnership entered into an Agreement and Plan of Merger, dated as of March 26, 1996 (the
"Agreement"), among Simon Property Group, Inc., a Maryland corporation ("SPG"), its merger subsidiary and the Company, pursuant to which the Company agreed to merge with the merger subsidiary. The Agreement provides for the exchange of all outstanding Company common stock for SPG common stock, $0.0001 par value (the "SPG Common Stock"), at an exchange ratio of 0.68 shares of SPG Common Stock for each share of Company common stock. The merger and other related transactions closed on August 9, 1996. Shareholders of the Company received approximately 37.9 million shares of SPG common stock valued at $24.375 per share. During the six-month period ended June 30, 1996, the Company incurred $10,200 of underwriting, legal, accounting and other expenses associated with the merger. These costs were charged to expense.

During January, 1996, the Property Manager acquired partnership interests of 33 1/3% and 25% in two joint ventures, respectively, from an unrelated joint venture partner. As a result, the Operating Partnership effectively owns 65% and 74% of these joint ventures and includes the financial position and results of operations and cash flows of these joint ventures in its consolidated financial statements. Effective March 31, 1996, the Operating Partnership acquired an additional 10% partnership interest in Miami International Mall. As a result, the Operating Partnership owns 60% of this joint venture and includes the financial position and results of operations and cash flows in its consolidated financial statements effective April 1, 1996.

The Operating Partnership transferred ownership of one property to its lender, as of March 1, 1996, fully satisfying the property's mortgage note payable. This property no longer met the Operating Partnership's criteria for its ongoing strategic plan. The Operating Partnership has recognized an extraordinary gain on this transaction of $9.2 million. The Operating Partnership's share of this property's net income (loss) for 1993, 1994 and 1995 was $9, ($760) and ($513), respectively. The
Operating Partnership's share of this property's cash generated before debt payments and capital expenditures ("FFO") for 1993, 1994 and 1995 was $512, ($237) and $48, respectively.

Effective January 1, 1996, the Operating Partnership acquired the management, leasing and certain other operating divisions of the Property Manager. The operating results of these divisions are included in the Operating Partnership's consolidated financial statements net of eliminated intercompany transactions. The Property Manager continues to provide architectural, engineering and construction services for the Operating Partnership.

Note 5 - Investment in Nonconsolidated Joint Ventures

As a result of the above-discussed acquisitions, the combined Balance Sheet of the nonconsolidated joint ventures includes the financial position of nine joint ventures at June 30, 1996 and twelve joint ventures at December 31, 1995. Three joint ventures, in which the Operating Partnership acquired additional partnership interests during the first quarter of 1996, are included in the Operating Partnership's consolidated Balance Sheet at June 30, 1996 (see Note 4 above).



                                              June 30,     December 31,
                                            ----------     ----------
                                                1996            1995

Balance Sheets

   Investment properties (net)              $  505,288      $ 599,234
   Other assets                                 42,471         43,094
                                            ----------      ----------
     Total assets                              547,759        642,328
                                            ----------      ----------
   Mortgages and notes payable                 508,341        584,495
   Other liabilities                            46,980         90,549
                                            ----------      ----------
     Total liabilities                         555,321        675,044
                                            ----------      ----------
   Accumulated equity (deficit)                (7,562)       (32,716)
   Less:  Outside partners' equity             (9,740)            180
   Advances to nonconsolidated joint
     ventures                                   30,867         78,474
                                            ----------      ----------
   Net surplus in nonconsolidated
     joint ventures                         $   13,565      $  45,578
                                            ==========      ==========

  Net surplus (deficits) in
  nonconsolidated joint ventures is
  presented in the accompanying
  consolidated balance sheets as
  follows:
  Investments in nonconsolidated
   joint ventures                           $  31,005       $  38,251
  Advances to nonconsolidated
   joint ventures                              30,867          78,474
                                            ----------      ---------
Total investments in and advances to
 nonconsolidated joint ventures                61,872         116,725
 Deficits in nonconsolidated joint ventures    (48,307)       (71,147)
                                            ----------      ----------
                                            $  13,565       $  45,578
                                            ==========      ==========

The combined statements of operations for the nonconsolidated joint ventures include the operating results of ten joint ventures for the three month period ended March 31, 1996, nine joint ventures for the three months ended June 30, 1996 and twelve joint ventures in 1995. The operating results of two joint ventures, in which the Operating Partnership acquired additional partnership interest in January 1996, are included in the Operating Partnership's consolidated operating statement. The operating results of one joint venture, in which the Operating Partnership acquired additional partnership interest effective March 31, 1996, are included in the Operating Partnership's consolidated operating statement effective April 1, 1996.


                                                   Six Months Ended
                                                       June 30,
                                                ----------------------
                                                    1996        1995
                                                ----------   ---------
Statements of Operations
Revenues:
   Minimum rents                                $  41,183    $ 46,571
   Tenant recoveries                               19,549      21,971
   Percentage rents                                 2,251       2,860
   Other                                            5,238       3,294
                                                ----------   ---------
   Total revenues                                  68,221      74,696
                                                ----------   ---------

Expenses:
   Shopping Center Expenses:
     Property operating                             6,197       6,968
     Repairs and maintenance                        5,050       5,704
     Real estate taxes                              8,124       9,367
     Advertising and promotion                      1,833       2,019
     Management fees to affiliate                   2,329       2,477
     Provision for doubtful accounts                  554         467
     Ground leases                                                 60
     Other                                            539         674
                                                ---------    ---------
                                                   24,626      27,736

   Interest expense                                20,150      28,604
   Depreciation and amortization                   10,559      11,814
                                                ---------    ---------
                                                   55,335      68,154
                                                ---------    ---------
     Net income                                 $  12,886    $  6,542
                                                =========    =========
DeBartolo Realty Partnership, L.P.'s share of:
   Revenues less shopping center expenses       $  19,982    $ 20,275
   Interest expense                                 7,333       9,866
   Depreciation, amortization and other             4,413       6,227
                                                ---------    ---------
        Net income                              $   8,236    $  4,182
                                                =========    ==========

Note 6 - Earnings Per Unit

Earnings per Unit is based on the weighted average number of units of partnership interest ("units") outstanding for the six months ended June 30, 1996. Common stock awarded but not yet issued under the deferred stock plan (42,400 shares) and the Company and the Operating Partnership's long-term incentive plan (80,400 shares) have been included in the computations of per unit data for the six months ended June 30, 1996.


Note 7 - Distributions

The Operating Partnership paid a distribution of $0.315 per unit on July 22, 1996 for the period of April 1, 1996 through June 28, 1996. On August 9, 1996, the Operating Partnership paid a prorated distribution of $0.1454 per unit for the period June 29, 1996 through August 9, 1996 (the closing date of the merger with SPG).

=============================================================================


                     REPORT OF INDEPENDENT AUDITORS



To the Partners of
DeBartolo Realty Partnership, L.P.


We have audited the accompanying consolidated balance sheets of DeBartolo Realty Partnership, L.P. as of December 31, 1995 and 1994, and the related consolidated statements of operations, partners' equity and cash flows for the year ended December 31, 1995 and for the period April 21, 1994 (Commencement of Operations) to December 31, 1994, and the combined statements of operations, accumulated deficit and cash flows of DeBartolo Retail Group (Predecessor), as described in Note 2, for the period January 1, 1994 to April 20, 1994 and the year ended December 31, 1993. These financial statements are the responsibility of DeBartolo Realty Partnership, L.P.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of DeBartolo Realty Partnership, L.P., at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for the year ended December 31, 1995 and for the period April 21, 1994 to December 31, 1994, and the combined results of operations and cash flows of DeBartolo Retail Group (Predecessor) for the period January 1,
1994 to April 20, 1994 and the year ended December 31, 1993, in conformity with generally accepted accounting principles.


                                        ERNST & YOUNG LLP

New York, New York
February 14, 1996, except for Note 16,
first paragraph, as to which the date is March 1, 1996

                   DEBARTOLO REALTY PARTNERSHIP, L.P.
                       CONSOLIDATED BALANCE SHEETS

                 (Dollars in thousands except unit data)



                                                 As of December 31,
                                              ------------------------
                                                   1995         1994
                                              ----------    ----------
Assets:
 Investment properties (Notes 4 and 8)         $1,793,663   $1,737,592
  Less accumulated depreciation                   574,338      519,754
                                               ----------   ----------
                                                1,219,325    1,217,838

 Cash and cash equivalents                         25,851       38,899
 Restricted cash  (Note 3)                         13,910       35,751
 Short term investments                            14,057        4,339
 Accounts receivable, less allowance
  for doubtful accounts of $10,070 and
  $9,462 in 1995 and 1994                          39,103       40,083
 Affiliate receivables (Note 11)                    3,007          356
 Investments in and advances to
  nonconsolidated joint ventures (Note 5)         116,725      110,845
 Minority interest in capital deficits
  of consolidated joint ventures                   25,920       27,249
 Deferred charges and prepaid expenses (Note 7)    74,096       97,610
                                               ----------   ----------
                                               $1,531,994   $1,572,970
                                               ==========   ==========
Liabilities and Partners' Equity:
 Liabilities:
  Mortgages and notes payable (Note 8)         $1,348,573   $1,409,827
  Accounts payable and accrued expenses            38,810       39,325
  Distributions payable                            28,225       26,093
  Deficits in nonconsolidated joint
   ventures (Note 5)                               71,147       69,842
  Minority interest in consolidated
   joint ventures                                     424          604
                                               ----------   ----------
                                                1,487,179    1,545,691
                                               ==========    ==========
 Commitments and contingencies
  (Notes 3, 8, 9, 10 and 15)                          ---          ---

 Partners' Equity (Note 12):
  Preferred Units, 10,000,000 authorized,
   none issued and outstanding                        ---          ---
  General Partner, 55,329,162 and 48,666,153
   units outstanding, respectively                 27,673       16,026
  Limited Partners, 34,272,532 and
   34,168,347 units outstanding, respectively      17,142       11,253
                                               ----------   ----------
    Total Partners' Equity                         44,815       27,279
                                               ----------   ----------
                                               $1,531,994   $1,572,970
                                               ==========   ==========
                         See accompanying notes


                       DEBARTOLO REALTY PARTNERSHIP, L.P.
                    CONSOLIDATED STATEMENTS OF OPERATIONS AND
                      DEBARTOLO RETAIL GROUP (PREDECESSOR)
                        COMBINED STATEMENTS OF OPERATIONS

                  (Dollars in thousands, except per unit data)


                                          DeBartolo Realty              DeBartolo Retail
                                         Partnership, L.P.                   Group
                                     -------------------------      -----------------------
                                      1995             1994           1994          1993
                                     -----------   -----------      ---------   -----------
                                      January 1      April 21      January 1     January 1
                                       through       through        through       through
                                     December 31   December 31      April 20    December 31
                                     -----------   -----------      ---------   -----------
Revenues (Note 11):
 Minimum rents                         $ 205,056     $ 140,909     $  61,898      $ 194,643
 Tenant recoveries                        82,147        56,720        24,361         81,967
 Percentage rents                         12,924         9,122         3,653         14,060
 Other                                    32,530        22,192         5,360         18,285
                                       ---------     ---------     ----------     ---------
   Total revenues                        332,657       228,943        95,272        308,955
                                       ---------     ---------     ----------     ---------
Expenses:
 Shopping Center Expenses:
   Property operating                     34,707        23,575        10,272         33,966
   Repairs and maintenance                28,060        20,469         8,710         29,602
   Real estate taxes                      33,223        23,371         9,807         33,015
   Advertising and promotion               7,403         5,499         1,348          6,400
   Management fees to
    affiliate (Note 11)                    5,674         3,274         2,246          7,167
   Provision for doubtful accounts         2,671           910         1,535          3,747
   Ground leases (Note 10)                 2,413         1,499           754          2,232
   Other                                   4,137         2,038           976          3,399
                                       ---------     ---------     ----------     ---------
     Total shopping center expenses      118,288        80,635        35,648        119,528

 Deferred stock compensation
  expense (Note 12)                          210         4,058           ---            ---
 Interest expense                        124,567        87,040        44,119        152,683
 Depreciation and amortization            58,603        39,578        16,616         54,227
                                       ---------     ---------     ----------     ---------
                                         301,668       211,311        96,383        326,438
                                       ---------     ---------     ----------     ---------

 Gain on sale of assets (Note 13)          5,460         1,952         3,286          4,960

 Income (loss) from nonconsolidated
  joint ventures (Note 5)                  8,865         7,554           842           (304)
 Minority partners' interest in
  consolidated joint ventures.             1,029           530           888          3,065
                                       ---------     ---------     ----------     ---------
   Income (loss) before
    extraordinary items                   46,343        27,668         3,905        (9,762)

 Extraordinary item - loss on early
  extinguishment of debt (Note 14)       (11,267)       (8,932)          ---            ---
                                       ---------     ---------     ----------     ---------
   Net income (loss) available
    to Unitholders                     $  35,076     $  18,736     $   3,905      $  (9,762)
                                       =========     =========     =========      =========

 Net Income (loss) available to
  Unitholders attributable to:
   General Partner                     $  20,911     $  11,008     $   3,905      $  (9,762)
   Limited Partners                       14,165         7,728           ---            ---
                                       ---------     ---------     ----------     ---------
                                       $  35,076     $  18,736      $  3,905      $  (9,762)
                                       =========     =========     =========      =========

EARNINGS PER UNIT:
 Income before extraordinary items     $    0.53     $    0.34
 Extraordinary items                      (0.13)        (0.11)
                                       ---------     ---------
                                           $0.40         $0.23
                                       =========     =========

WEIGHTED AVERAGE UNITS
  OUTSTANDING (000's)                     85,722        82,540
                                       =========     =========


                             See accompanying notes


                          DeBartolo Realty Partnership
                  Consolidated Statements of Partnership Equity
                                       And
                      DeBartolo Retail Group (Predecessor)
                      Combined Statements of Owners' Equity

                  (Dollars in Thousands, except for unit data)

                                                                                                        Predecessor
                                                                                                          Equity
                             DeBartolo Realty            Limited                   Total                 (Deficit)
                             Corporation                 Partners
                             ------------------------   ---------------------    -----------------       ----------
                                Units                   Units                    Units
                              ----------                ----------               ----------
Balance at January 31, 1993                                                                              $  (79,524)

Contributions                                                                                                 8,198

Distributions                                                                                               (33,614)

Net loss                                                                                                     (9,762)
                                                                                                          ---------
Balance at December 31,1993                                                                                (114,702)

Contributions                                                                                                 8,818

Distributions                                                                                               (14,095)

Net income for the period
  January 1, 1994 to
  April 20, 1994                                                                                              3,905

Affiliated receivables
  not contributed to the
  Operating Partnership                                                                                    (201,014)

Distribution of net
  affiliated receivables
  and payables                                                                                              (23,464)

Distributions to
  predecessor's parent                                                                                     (130,400)

Minority partners'
  interest exchanges
  for Operating
  Partnership                                                                                               (11,923)

Other cash and
  non-cash
  contributions
  to equity                                                                                                   3,740
                                                                                                        -----------
Accumulated Deficit
  at commencement
  of operations                        -   $       -             -   $      -             -   $      -  $  (479,135)

Contributions of
  proceeds from
  Initial Public
  Offering, net of
  transaction costs           41,336,900     545,670             -          -    41,336,900    545,670            -

Exchange of debt
  for partnership
  interest                       982,237      14,488             -          -       982,237     14,488            -

Transfer of
  predecessor
  accumulated
  deficit                              -    (479,135)            -          -             -   (479,135)     479,135

Establishment of
  in the Operating
  Partnership                          -     (33,422)   40,515,363     33,422    40,515,363          -            -

Transfer of limited
  partners' interest
  to DeBartolo Realty
  Corporation                  6,347,016           -    (6,347,016)         -             -          -            -

Distributions from
  April 21, 1994 to
  December 31, 1994                    -     (42,583)            -    (29,897)            -    (72,480)           -

Net income from April
  21, 1994 to
  December 31, 1994                    -      11,008             -      7,728             -     18,736            -
                              ----------   ---------    ----------   --------    ----------   --------  -----------
Balance at December
  31, 1994                    48,666,153      16,026    34,168,347     11,253    82,834,500     27,279            -

Contributions relating
  to incentive plans              96,006         785             -        535        96,006      1,320            -

Contributions relating
  second stock offering        6,000,000      49,417             -     30,953     6,000,000     80,370            -

Contributions relating
  to purchase of
  minority partners'
  interest in five
  properties                           -       5,514       671,188      3,921       671,188      9,435            -

Transfer of limited
  partners' interest
  DeBartolo Realty
  Corporation                    567,003         567      (567,003)      (567)            -          -            -

Distributions                          -     (65,547)            -    (43,118)            -   (108,665)           -

Net income                             -      20,911             -     14,165             -     35,076            -
                              ----------   ---------    ----------   --------    ----------   --------  -----------
Balance at December 31,1995   55,329,162   $  27,673    34,272,532   $ 17,142    89,601,694   $ 44,815  $         -
                              ==========   =========    ==========   ========    ==========   ========  ===========


                        DEBARTOLO REALTY PARTNERSHIP, LP
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    AND DEBARTOLO RETAIL GROUP (PREDECESSOR)
                        COMBINED STATEMENTS OF CASH FLOWS

                             (Dollars in thousands)

                                           DeBartolo Realty            DeBartolo Retail
                                          Partnership, L.P.                 Group
                                      -------------------------     -----------------------
                                          1995          1994           1994         1993
                                       -----------  -----------     ---------   -----------
                                       January 1      April 21      January 1    January 1
                                        through       through        through      through
                                      December 31   December 31      April 20   December 31
                                       -----------  -----------     ---------   -----------

Cash Flow From Operating Activities:
 Net income (loss)                       $  35,076    $  18,736     $   3,905    $  (9,762)
 Adjustments to reconcile net income
 to net cash  provided by
 Operating Activities:
    Amortization of formation and
     loan costs included in
     interest expense                       11,616       10,528         1,354         4,390
    Amortization and write-off of
     interest rate protection agreements     7,307        2,112            --            --
    Extraordinary loss on early
     extinguishment of debt                 11,267        8,932            --            --
     Gain on sale of assets                 (5,460)      (1,952)       (3,286)       (4,960)
    Depreciation and amortization           58,603       39,578        16,616        54,227
    Deferred stock compensation expense        210        4,058            --            --
    Minority partners' interests in
    consolidated joint ventures             (1,029)        (530)         (888)       (3,065)
    (Income) loss from nonconsolidated
     joint ventures                         (8,865)      (7,554)         (842)          304
    Decrease (increase) in restricted cash      --        7,143        (2,829)         (344)
    Decrease (increase) in accounts
     receivable                                980         (642)          172         1,286
    Decrease (increase) in prepaid
     expenses and other                       (984)       5,219        (5,995)         (429)
    Increase (decrease) in accounts
     payable and accrued expenses              179     (12,228)         7,938        (4,832)
          Net Cash Provided By           ---------    ---------     ----------    ---------
          Operating Activities             108,900      73,400        16,145         36,815

Cash Flows From Investing Activities:
 Additions to investment properties        (51,339)     (24,089)       (3,018)      (28,981)
 Acquisition of development land                --      (21,000)           --            --
 Purchase of properties and
  partnership interests                         --       (1,818)           --            --
 Additions to deferred charges for
  lease costs and other                     (3,625)      (1,927)         (501)       (3,436)
 Distributions from nonconsolidated
  joint ventures                            19,379        7,132         5,777        15,498
 Advances to and investments in
  nonconsolidated joint ventures            (8,521)     (53,585)         (258)       (1,784)
 Net proceeds from sale of assets            6,282        3,035          4,547        8,206
 Purchase of short term investments         (9,718)      (4,339)            --           --
       Net Cash Provided By (Used In)    ---------    ---------     ----------    ---------
        Investing Activities               (47,542)     (96,591)         6,547       10,497)

Cash Flows From Financing Activities:
 Proceeds from issuance of debt            116,828      481,736          4,173       29,611
 Partnership contributions                  80,370      543,852          8,818        8,198
 Scheduled principal payments on mortgages  (6,647)      (4,587)       (3,657)       (7,797)
 Other payments on debt                   (171,436)    (681,435)         (626)       (5,919)
 Loan costs and interest rate buydowns      (1,941)     (70,822)          (87)       (3,205)
 Distribution to predecessor parent             --     (130,400)           --            --
 Prepayment penalties on early
  extinguishment of mortgage
  notes payable                             (3,390)      (4,478)           --            --
 Partnership distributions                (106,533)     (46,387)      (14,095)      (20,936)
 Minority partner distributions               (847)        (574)         (144)       (1,500)
 (Increase) decrease in restricted cash     21,841      (39,000)           --            --
 Decrease (increase) in affiliate
  receivables (net of affiliated payables)  (2,651)       1,901        (14,672)     (23,776)
        Net Cash Provided By (Used In)   ---------    ---------     ----------    ---------
        Financing Activities               (74,406)      49,806        (20,290)     (25,324)
                                         ---------    ---------     ----------    ---------
        Net Increase (Decrease) In Cash    (13,048)      26,615          2,402          994

Cash and Cash Equivalents:
 Beginning of period                        38,899       12,284          9,882        8,888
                                         ---------    ---------     ----------    ---------
 End of period                           $  25,851    $  38,899     $   12,284    $   9,882
                                         =========    =========     ==========    =========
Supplemental Information:
 Interest Paid                           $ 105,501    $  81,306     $  41,434     $ 147,646
                                         =========    =========     ==========    =========
Supplemental Schedule of Non-Cash
 and Financing Activities:
   Distribution of affiliate
    receivables and payables               $    --      $    --      $ 23,464       $12,678
   Exchange of debt for Operating
    Partnership interest                   $    --      $14,488      $     --       $    --
   Minority partners' interest exchanged
    for Operating Partnership interest     $ 9,435      $11,923      $     --       $    --
   Affiliate receivables not contributed
    to Operating Partnership               $    --      $    --      $201,014       $    --
   Distribution of affiliate payables to
    minority partners                      $    --      $    --      $     --       $(1,264)
   Limited Partners' interest exchanged
    for General Partner Units              $   567      $    --      $     --       $    --

                             See accompanying notes

                    DEBARTOLO REALTY PARTNERSHIP, L.P. NOTES
                    TO CONSOLIDATED FINANCIAL STATEMENTS AND
                             DEBARTOLO RETAIL GROUP
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                             (Dollars in Thousands)


Note 1 - Organization and Formation

DeBartolo Realty Partnership, L.P. (the "Operating Partnership" or "OP") was formed as a Delaware limited partnership in 1993 in connection with DeBartolo
Realty Corporation's ( the "Company") initial public offering (the "IPO").   On
April 21, 1994, the Company raised $498 million in net proceeds through the Company's IPO.
The proceeds of the IPO were used to acquire general partnership interests in the OP, and indirectly, interest in DeBartolo Capital Partnership, a Delaware general partnership ("FP"). The Company acquired a 47.8% general partner interest in the OP in exchange for its contribution of these net proceeds to the OP. The OP, and consequently the FP, were formed to continue and expand the shopping mall ownership, management and development business of The Edward J. DeBartolo Corporation ("EJDC") in a portfolio which, as of December 31, 1995, consists of 51 super-regional and regional malls (the "DeBartolo Malls"), 11 community centers and land held for future development (collectively, the "DeBartolo Properties"). As the sole general partner of the OP, the Company has full, exclusive and complete responsibility and discretion in the management and control of the OP. The OP was formed prior to the consummation of the Company's IPO and is the successor entity to the DeBartolo Retail Group. During 1995, certain property management and development activities are carried out for the OP and FP through an affiliate, DeBartolo Properties Management, Inc. (the "Property Manager").

Concurrently with the completion of the IPO, the FP completed a $455 million principal amount securitized debt financing (the "Securitized Debt Financing"). Simultaneously with the IPO, EJDC and certain affiliates (collectively, the "DeBartolo Group") and certain current and former employees of EJDC, along with JCP Realty, Inc. ("JCP"), contributed to the OP interests in the DeBartolo Properties (and certain other assets) for limited partnership interests in the OP. Pursuant to an Exchange Rights Agreement, in April 1995 the Company filed a registration statement for the issuance of 34,168,347 shares of common stock. The Exchange Rights Agreement provides for the conversion of the limited partner interests to shares of common stock. The Exchange Rights Agreement is subject to certain restrictions relating to the initial exercise period, minimum value of interest exchanged, and ownership limitations.

In connection with the IPO, the OP received options to acquire the interests of the estate of Edward J. DeBartolo and other members of his family and affiliates in four DeBartolo Malls and one community center. On July 1, 1995, the Company exercised these options and acquired a 12.8% interest in Miami International Mall, 10.1% interests in University Park Mall and University Center and 0.1% interests in Coral Square and Lakeland Square. The exercise price of approximately $9.4 million was payable in limited partnership interests in the OP. As a result of these acquisitions, the Company's percentage ownership in the OP decreased from 58.8% to 58.3%.

On August 1, 1995, the Company completed a public offering of 6,000,000 shares of common stock at an offering price of $14 1/4 per share raising net proceeds of approximately $80.4 million. The Company contributed the net proceeds to the OP, which has used the net proceeds to retire mortgage debt (including any related prepayment penalties). As a result of the contribution by the Company to the OP of the net proceeds of the offering, the Company's percentage ownership in the OP increased from 58.3% to 61.1%.

During August 1995, EJDC exchanged limited partnership interests in the OP to retire certain EJDC corporate debt. The lender immediately exchanged the limited partnership interests in the OP for common stock of the Company. As a result of this transaction, the Company's percentage ownership in the OP increased from 61.1% to 61.8%.

At December 31, 1995, ownership in the OP is as follows:

                                                                       Percent
                                                     Total Units        Owned
                                                      ----------        -----
     GENERAL PARTNER
      DeBartolo Realty Corporation                    55,329,162       61.8%


     LIMITED PARTNERS
        DeBartolo Group                               32,714,135         36.5
        JCP Realty, Inc.                               1,016,156          1.1
        DeBartolo Employees (current and former)         542,241          0.6
                                                     -----------      -------
     TOTAL                                            34,272,532         38.2
                                                     -----------      -------
     TOTAL UNITS                                      89,601,694         100%
                                                     ===========      =======

Note 2 - Basis of Presentation

The financial statements of the OP are presented on a consolidated basis. Properties which are controlled through majority ownership have been consolidated and all significant intercompany transactions and accounts have been eliminated. Properties where the OP owns less than a majority interest have been accounted for under the equity method. One property, 2% of which is owned by the OP, is accounted for under the cost method.

The OP owns 5% of the voting common stock and all of the nonvoting preferred stock of the Property Manager. The OP's pro rata share is 95% of the Property Manager's operating results. The OP accounted for its investment in the Property Manager under the cost method through September 30, 1995. During 1995, in accordance with Emerging Issues Task Force Issue No. 95-6, Accounting by a Real Estate Investment Trust for an Investment in a Service Corporation, the OP changed its method of accounting for its investment in the Property Manager to the equity method. The OP has applied the new accounting method retroactively to April 21, 1994, in accordance with Accounting Principles Board Opinion 20, Accounting Changes. The change had no significant impact to previously issued financial results for 1994 and 1995.

The accompanying combined financial statements of DeBartolo Retail Group represent DeBartolo Properties previously owned by EJDC and certain of its affiliates. The historical financial statements of DeBartolo Retail Group are presented on a combined basis because EJDC and certain of its affiliates were the subject of the business combination discussed above. The business combination has been accounted for as a reorganization of entities under common control, which is similar to the accounting used for a pooling of interests.


Note 3 - Summary of Significant Accounting Policies

     Use of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

     Investment Properties:

     Investment properties are stated at cost less accumulated depreciation, which in the opinion of management is not in excess of net realizable value. Costs incurred for the acquisition, development, construction and improvement of properties, including significant renovations, are capitalized. Interest costs and real estate taxes incurred with respect to qualified expenditures relating to the construction of assets are capitalized during the development period.

     Depreciation and Amortization:

     The cost of buildings, improvements and equipment are depreciated on the straight-line method over estimated useful lives, as follows:

          Buildings - 30 to 40 years
          Improvements - shorter of lease term or useful life
          Equipment - 3 to 10 years

     Tenant allowances paid to tenants for construction are capitalized and amortized over the terms of each specific lease. Maintenance and repairs are charged to expense when incurred.

     Deferred Charges:

     Deferred charges consist principally of financing costs and leasing commissions which are amortized over the terms of the respective agreements.

     Capitalized Interest:

     Interest is capitalized on projects during the construction period. Interest capitalized was $1,614 in 1995; $686 from inception to December 31, 1994; $13 for the period January 1, 1994 to April 20, 1994, and $219 in 1993.

     Cash and Cash Equivalents:

     Highly liquid investments with maturities of three months or less are considered cash equivalents.

     Restricted Cash:

     Cash is restricted primarily for renovations and redevelopment of certain DeBartolo Properties in connection with the Securitized Debt Financing.

     Fair Value of Financial Instruments:

     The following methods and assumptions were used to estimate the fair value of financial instruments:

          * The fair value of cash and cash equivalents, restricted cash and short-term investments approximate carrying value due to the short-term nature of these instruments.

          * The fair value of the OP's fixed rate mortgages and notes payable is based on current rates available to the OP for debt of similar terms. Fair value of variable rate debt is considered to be the carrying amount.

          * The fair value of the interest rate caps and interest rate swaps are based on available market data.

     Minority Interests:

     Minority interests in consolidated joint ventures represent the amounts of net assets of consolidated ventures attributable to the interests of outside parties. Minority interests in capital deficits of joint ventures are carried as assets to the extent considered recoverable.

     Revenue Recognition:

     Shopping center space is generally leased to specialty retail tenants under short and intermediate term leases which are accounted for as operating leases. Minimum rents are recognized on the straight-line method over the terms of leases. Percentage rents are recognized on an accrual basis as earned. Real estate tax and operating expense recoveries are recognized in the period the applicable costs are incurred.

     Ground Leases:

     Certain properties, as lessees, lease land under operating leases. Rent expense is recorded on the straight-line method over the term of these leases.

     Income Taxes:

     The allocable share of the taxable income or loss of the OP is includable in the income tax returns of the partners; accordingly, income taxes are not reflected in the consolidated financial statements.

     Earnings Per Unit:

     Earnings per unit is based on the weighted average number of units outstanding for the year ending December 31, 1995 and for the period of April 21, 1994 through December 31, 1994. Units of common stock awarded during 1994 under a deferred stock plan (70,696 units) and units of common stock awarded under a long-term incentive plan (245,200 units) have been considered outstanding units. In April 1995, the OP issued 96,006 units of common stock under both plans. Both plans are a part of the 1994 DeBartolo Realty Corporation Stock Incentive Plan. For purposes of determining fully dilutive earnings per unit, the remaining 2,427,100 units of common stock under the long-term incentive deferred stock plan are anti-dilutive after adjusting earnings to give effect to the increase in earnings necessary for the units of common stock to be awarded under the plan.

     Impact of Recently Issued Accounting Standards:

     In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The OP will adopt Statement 121 in the first quarter of 1996 and, based on current circumstances, does not believe
the effect of adoption will be material.   The OP continually analyzes its mall
properties based on investment related criteria and, as a result, the OP may determine to dispose of certain properties. Current circumstances based on the OP's intention to hold the properties for long-term appreciation, do not indicate that any of the OP's properties are impaired. However, if a decision is made to dispose of certain properties, it is reasonably possible that significant write-downs may be required.

     Reclassifications:

     Certain prior year amounts have been reclassified to conform to the current year presentation.

Note 4 - Investment Properties

     Investment properties consist of shopping center properties, including peripheral land and properties under development and an office tower adjacent to one of the shopping centers. Investment properties are summarized as follows:
                                                          December 31,
                                                    ---------------------------
                                                       1995            1994
                                                    ----------      ----------
  Land                                              $  193,365      $  192,781
  Shopping center buildings, improvements and
     equipment                                       1,537,725       1,486,819
  Office tower building, improvements and
     equipment                                          40,522          40,225
  Properties under construction/expansion/renovation    13,351           7,962
  Peripheral land parcels                                8,700           9,805
                                                    ----------      ----------
                                                     1,793,663       1,737,592
  Accumulated depreciation                             574,338         519,754
                                                    ----------      ----------
     Total investment properties                    $1,219,325      $1,217,838
                                                    ==========      ==========


     Peripheral land parcels primarily consist of undeveloped land parcels adjacent to certain shopping centers.

     Depreciation expense totaled $55,315 in 1995; $37,298 from April 21, 1994 to December 31, 1994; $15,792 for the period January 1, 1994 to April 20, 1994; and $51,431 for 1993.

     The DeBartolo Group has granted the OP options to purchase their interests in two shopping center development sites at an agreed upon purchase price.
These options are subject to the rights and approvals of existing lenders, third parties and governmental authorities. The OP has options and rights of first refusal to purchase the DeBartolo Group's interest in two regional malls. The option prices are fair market value at any time until December 31, 1998.

     As of December 31, 1995, the OP had options to acquire the interests of three outside partners in five DeBartolo Properties. These options are subject to the rights of partners and lenders and to the satisfaction of certain conditions. In January 1996, the Property Manager acquired the interests of one outside partner in two properties, see Note 16.

Note 5 - Investments in Nonconsolidated Joint Ventures

     The OP's investments in the joint ventures, which have been accounted for under the equity method, are as follows:

                                                              OP'S PERCENTAGE
                                                              OWNERSHIP AS OF
VENTURE                                     PROPERTY          DECEMBER 31, 1995
------------------------------------        ---------         -----------------
Aventura Mall                               Aventura Mall        33.3%
Jacksonville Avenues Limited Partnership    The Avenues          25.0%
Biltmore Square Associates                  Biltmore Square      33.3%
Century III Associates                      Century III Mall     50.0%
Chesapeake-JCP Associates, Ltd.             Chesapeake Square    50.0%
Coral-CS/LTD Associates                     Coral Square         50.0%
Florida Mall Associates                     The Florida Mall     50.0%
HD Lakeland Mall Joint Venture              Lakeland Square      50.0%
West Dade County Associates                 Miami International  50.0%
                                            Mall
Northfield Center Limited Partnership       Northfield Square    31.6%
Palm Beach Mall (a tenancy in common)       Palm Beach Mall      50.0%
Philadelphia Center Associates              Great Northeast      50.0%
                                            Plaza

     These investments are recorded initially at cost and subsequently adjusted for net equity in income (loss) and cash contributions and distributions. The OP receives substantially all of the economic benefit of Biltmore Square, Chesapeake Square and Northfield Square as the result of advances made to those joint ventures. For one joint venture, the outside partner receives substantially all of the economic benefit.

     Summary financial information and summary of OP's investment in and share of income (loss) from the above joint ventures follows:


                                                         December 31,
                                                       1995          1994
                                                    ---------     ---------
Balance Sheets

  Investment properties (net)                       $ 599,234     $ 604,506
  Other assets                                         43,094        47,007
                                                    ---------     ---------
    Total assets                                      642,328       651,513
                                                    ---------     ---------
  Mortgages and notes payable                         584,495       592,990
  Other liabilities                                    90,549        85,182
                                                    ---------     ---------
    Total liabilities                                 675,044       678,172
                                                    ---------     ---------
    Accumulated deficit                               (32,716)      (26,659)
  Less:  Outside partners' equity                         180         3,753
  Advances to nonconsolidated joint ventures           78,474        71,415
                                                    ---------     ---------
  Net surplus in nonconsolidated joint ventures     $  45,578     $  41,003
                                                    =========     =========

  Net surplus (deficits) in nonconsolidated
  joint ventures is presented in the accompanying
  consolidated balance sheets as follows:
    Investments in nonconsolidated joint ventures   $  38,251     $  39,430
    Advances to nonconsolidated joint ventures         78,474        71,415
                                                    ---------     ---------
    Total investments in and advances to
    nonconsolidated joint ventures                    116,725       110,845
    Deficits in nonconsolidated joint ventures        (71,147)      (69,842)
                                                    ---------     ---------
                                                    $  45,578     $  41,003
                                                    =========     =========

                                             Period From Period From
                                              April 21, January 1,
                                               1994 to   1994 to
                              December 31,  December 31, April 20, December 31,
                                    1995         1994      1994         1993
Statements of Operations         --------      --------  --------     --------

Revenues:
 Minimum rents                   $ 89,727      $ 60,978  $ 26,101     $ 80,971
 Tenant recoveries                 44,293        30,967    12,709       40,589
 Percentage rents                   6,058         4,833     1,406        7,932
 Other                             12,853         9,252     2,420        8,233
                                 --------      --------  --------     --------
  Total revenues                  152,931       106,030    42,636      137,725
                                 --------      --------  --------     --------

Expenses:
 Shopping Center expenses          57,368        39,778    16,092       52,400
 Interest expense                  57,561        37,038    15,942       58,615
 Depreciation and amortization     24,078        16,351     6,885       22,307
                                 --------      --------  --------     --------
                                  139,007        93,167    38,919      133,322
                                 --------      --------  --------     --------
 Gain (loss) on sale of assets        166         1,196        (1)       1,380
                                 --------      --------  --------     --------
  Income before extraordinary
   item                            14,090        14,059     3,716        5,783
 Extraordinary item - loss on
  early extinguishment of debt      (425)         (388)       -              -
                                 --------      --------  --------     --------
  Net income                     $ 13,665      $ 13,671  $  3,716     $  5,783
                                 ========      ========  ========     ========

DeBartolo Realty Partnership,
 L.P.'s share of:
 Revenues less shopping center
  expenses                       $ 41,987      $ 28,706  $ 12,541     $ 40,302
 Interest expense                  20,035        12,902     8,206       29,801
 Depreciation, amortization
  and other                        12,826         8,318     3,493       11,319
 Gain on land sales                   164           445         -          514
                                 --------      --------  --------     --------
  Income (loss) before
   extraordinary item               9,290         7,931       842        (304)
 Extraordinary item - loss on
  early extinguishment of debt       (425)         (377)        -            -
                                 --------      --------  --------     --------
  Net income (loss)              $  8,865      $  7,554  $    842     $  (304)
                                 ========      ========  ========     ========
Note 6 - Property Manager

Summary financial information for the Property Manager is as follows:

                                                         December 31,
Balance Sheets                                       1995           1994
                                                   --------       --------

  Cash and cash equivalents                        $  2,018       $  2,816
  Accounts receivable, substantially
   all due from related parties                      13,516         10,531
  Other assets                                        8,003          2,692
                                                   --------       --------
                                                   $ 23,537       $ 16,039
                                                   ========       ========

  Accounts payable and accrued liabilities         $ 14,691       $ 11,421
  Note payable to OP                                  4,018             --
  Other long-term liabilities                         4,082          3,977
                                                   --------       --------
    Total Liabilities                                22,791         15,398
  Shareholders' equity                                  746            641
                                                   --------       --------
                                                   $ 23,537       $ 16,039
                                                   ========       ========

  OP's share of Shareholders' equity               $    709       $    609
                                                   ========       ========
  Outside Shareholders' equity                     $     37       $     32
                                                   ========       ========

                                                                Period From
                                                 Year Ended    April 21, 1994
                                                 December 31,  to December 31,
Statements of Operations                             1995           1994
                                                   --------       --------
Revenues:
  Construction and development                     $  6,087       $  4,541
  Management and leasing                             16,768         12,194
  Other                                               3,223          1,507
                                                   --------       --------
    Total revenues                                   26,078         18,242
                                                   --------       --------

Expenses:
  Salaries and employee benefits                     20,018         12,361
  Other operating expenses                            5,784          2,485
  Other expenses                                        171          2,162
                                                   --------       --------
    Total expenses                                   25,973         17,008
                                                   --------       --------
  Net income                                            105          1,234
                                                   ========       ========
  OP's share of net income                         $    100       $  1,172
                                                   ========       ========

Note 7 - Deferred Charges and Prepaid Expenses

Deferred charges and prepaid expenses are summarized as follows:

                                                             December 31,
                                                           1995        1994
                                                         --------    --------
Lease costs, net of accumulated amortization of
 $15,566 and $14,541 in 1995 and 1994, respectively      $ 17,402    $ 17,077
Securitized Debt Financing costs, net of accumulated
 amortization of $2,992 and $1,226 in 1995
 and 1994, respectively                                     9,374      11,135
Loan costs, net of accumulated amortization
 of $11,382 and $11,910 in 1995 and 1994, respectively      8,743      11,189
Interest rate protection agreements, net of
 accumulated amortization of $2,249
 and $2,103 in 1995 and 1994, respectively                    704       8,011
Interest rate buydowns,net of accumulated
 amortization of $11,222 and $7,426 in 1995
 and 1994, respectively                                    30,993      44,256
Investment in West Town Mall Joint Venture                  2,699       2,405
Prepaid expenses and other                                  4,181       3,537
                                                         --------    --------
                                                         $ 74,096    $ 97,610
                                                         ========    ========

  Lease cost amortization totaled $3,288 in 1995; $2,280 from April 21, 1994 to December 31, 1994; $824 for the period January 1, 1994 to April 20, 1994; and $2,796 in 1993.

  Amortization of loan costs, interest rate protection agreements and interest rate buydowns totaled $14,729 in 1995; $12,640 from April 21, 1994 to December 31, 1994; $1,354 for the period January 1, 1994 to April 20, 1994; and $4,390 in 1993.

  On December 27, 1995, the OP assigned certain interest protection agreements to an unrelated third party and replaced such agreements with interest rate swap agreements. Accordingly, interest rate protection agreements have been written-off with a charge to interest expense. Fair value of the remaining interest rate protection agreement and the interest rate swap was $704 and $1,130, respectively, at December 31, 1995. Fair value of the interest rate protection agreements at December 31, 1994 were $13,659.

Note 8 - Mortgages and Notes Payable

    Mortgage debt, which is collateralized by substantially all investment properties, is summarized as follows:
                                                             December 31,
                                                           1995        1994
                                                       ----------   ----------
Commercial Mortgage pass-through certificates -
 fixed interest rates ranging from 7.59% to 9.24%
 (average of 8.13% at December 31, 1995), due
 April, 2001                                           $  367,244   $  367,800

Commercial Mortgage pass-through certificates -
 interest at LIBOR, subject to an interest rate
 swap agreement, plus 56 basis points (5.31% at
 December 31, 1995), due April, 2001                       87,200       87,200

Revolving line of credit with interest at LIBOR
 plus 175 basis points (7.5% at December 31, 1995)
 due December 1998                                         55,000           --

Primarily first mortgages with fixed interest
 rates ranging from 6.79% to 9.92% (average
 of 7.9% at December 31, 1995), due at various
 dates through 2012                                       692,162      804,362

First mortgages with variable interest rates
 at LIBOR, subject to an interest rate swap
 agreement, plus 100 basis points (5.75% at
 December 31, 1995) due at various dates through 2002      74,864       78,362

Bond payable collateralized by a mortgage to
 an affiliate of EJDC on one property at an
 effective rate of 8.0% due September 1996                 72,103       72,103
                                                       ----------   ----------
    Total Mortgages and Notes Payable                  $1,348,573   $1,409,827
                                                       ==========  ===========


  During December 1995, the OP entered into an interest rate swap agreement to pay LIBOR at (i) 4.75% on approximately $218 million of debt through April 1997 and (ii) 5.71% on $87.2 million of debt from May 1997 through April 2001. As part of this arrangement, the OP assigned the following interest rate protection agreements (i) 4.75% through April 1996 and 5.25% from May 1996 through April 1997 on approximately $131 million of debt and (ii) 4.75% through April 1996 on $87.2 million of debt. The OP has an interest rate protection agreement which limits interest on $87.2 million of debt to no more than LIBOR of 8.44% for the period May 1996 through March 2001.

    The OP's proportionate share of the mortgages and notes payable are as follows as of December 31:

                                                 1995             1994
                                            -----------      -----------
     DeBartolo Realty Partnership, L.P.     $ 1,305,564      $ 1,363,042
     Outside partners                            43,009           46,785
                                            -----------      -----------
                                            $ 1,348,573      $ 1,409,827
                                            ===========      ===========

  Annual principal payments and maturities as of December 31, 1995 are as follows:

                                            Total           OP's Share
                                         -----------       -----------
               1996                      $   157,221       $   157,139
               1997                            7,588             7,491
               1998                           63,253            63,149
               1999                           69,103            68,991
               2000                            8,661             8,540
               Thereafter                  1,042,747         1,000,254
                                         -----------       -----------
                                         $ 1,348,573       $ 1,305,564
                                         ===========       ===========

     During 1995, the OP paid off mortgages of $117,227 at three properties and obtained the release of mortgage liens at two properties. Additionally, the OP refinanced three loans at one property totaling $44,098 with a $59,500 mortgage note payable (of which $46,528 is currently outstanding), providing additional borrowing capacity of up to $13,000 to be drawn upon over the subsequent twelve months for expansion and renovation of that property. The OP refinanced $9,518 of construction loans at three community centers with permanent financing totaling $15,000.

     In December 1995, the OP amended and expanded its revolving line of credit from $50,000 to $120,000, subject to certain conditions being met. As of December 31, 1995, total current availability under this working line is $94,500, of which $55,000 is outstanding. The facility is secured by the mortgages of two properties and a negative pledge of a third property and is recourse to the OP. The OP anticipates the facility to be increased to $150,000 and the availability will be increased to $144,500 during the first quarter of 1996 once certain conditions are met including additional collateral of a mortgage on the negative pledged property. Interest is provided at the lesser of LIBOR plus 175 basis points or the Base Rate, as defined. The facility matures in December 1998, however, the OP has a one-year extension option. The facility requires the OP to maintain a minimum net worth as defined, limits the OP's indebtedness and provides for other restrictive covenants.

     The OP restructured a $54,906 mortgage note payable having an interest rate of 8 7/8% maturing January, 1998. The new mortgage matures January, 2005 and bears interest at 7.42% . In connection with this transaction, the OP made a partial paydown of $5,491 on a mortgage note of a nonconsolidated joint venture.

     Commercial mortgage pass-through certificate covenants require the OP to fund into escrow reserves for renovations, repairs and maintenance and tenant improvements and requires the FP to maintain Minimum Debt Service coverage ratios (as defined) and provides for other restrictive covenants.

     Annual reserve funding requirements are as follows:

          1996                               $  7,600
          1997                                 10,400
          1998                                  6,933
          1999                                  5,200
          2000                                  5,200
          Thereafter                            1,734
                                             ---------
                                             $ 37,067
                                             =========


     DeBartolo Realty Partnership, L.P. has guaranteed $29,946 of the mortgages and notes payable relating to three consolidated properties and three nonconsolidated joint ventures. An affiliate of EJDC continues to provide a guarantee of 33 1/3% of the debt service obligation on a $100,000 floating rate mortgage at one nonconsolidated joint venture. The OP has agreed to indemnify the EJDC affiliate for any loss or costs incurred or associated with this guaranty.

     DeBartolo, Inc., parent of EJDC, and certain of its affiliates have guaranteed $100,000 of the OP's mortgages and notes payable.

     Fair Value of Debt Related Financial Instruments:

     The estimated fair value of debt related financial instruments are as follows:

                                    December, 1995           December, 1994
                                ----------------------- ----------------------
                                  Carrying      Fair     Carrying       Fair
                                   Value        Value      Value       Value
                                ----------   ---------- ----------  ----------
 Securitized Debt Financing     $  454,444   $  477,083 $  455,000  $  446,936
 Fixed rate mortgages and
  notes payable                    764,265      796,231    876,465     805,553
 Variable rate mortgages and
  notes payable                     74,864       74,864     78,362      78,362
 Revolving loan                     55,000       55,000         --          --
                                ----------   ---------- ----------  ----------
                                $1,348,573   $1,403,178 $1,409,827  $1,330,851
                                ==========   ========== ==========  ==========


     The debt on the nonconsolidated joint ventures (see Note 5) was $584,495 at December 31, 1995. The OP's pro rata share of that debt was $249,535 at December 31, 1995. The OP's proportionate share of mortgage notes and other notes payable on both its consolidated and nonconsolidated properties was $1,555,099 at December 31, 1995.


Note 9 - Rentals Under Operating Leases

     The properties receive rental income from the leasing of retail shopping center space and an office tower under operating leases that expire at various dates through 2026. Substantially all investment property is leased out under operating leases. The minimum future rentals based on operating leases held are as follows as of December 31, 1995

                                                         Leases
                                                      with Related
                                       All Leases     Parties (1)
                                      -----------      --------
               1996                   $   181,438      $  7,315
               1997                       165,984         6,975
               1998                       150,090         5,771
               1999                       130,068         5,419
               2000                       111,839         4,695
               Thereafter                 486,197        23,905
                                      -----------      --------
                                      $ 1,225,616      $ 54,080
                                      ===========      ========

               (1)  Represents stores whose parent company also owns units of the OP or stores whose chief executive officers are on the Board of Directors of the Company.

     Minimum future rentals do not include amounts which may be received under the terms of certain leases based upon a percentage of the tenants' sales or as reimbursement of shopping center expenses.

     No single tenant or group of affiliated tenants collectively accounts for more than 10% of the consolidated properties total revenues which include minimum rents, tenant recoveries, percentage rents and other revenue. The tenant base includes national and regional retail chains and local retailers and consequently the consolidated properties credit risk is concentrated in the retail industry. The DeBartolo Malls are located in 16 states, with 17 malls located in Florida and 8 malls located in Ohio.

     The revenues of the OP may be adversely affected by the inability to collect rent due to bankruptcy or insolvency of tenants or otherwise. Two department store companies operating six department stores or other large retail stores in excess of 60,000 square feet ("Anchor") at the consolidated DeBartolo Properties are operating under the protection of the United States Bankruptcy Code. At December 31, 1995, leases (excluding rejected leases) of Anchor tenants open and operating in bankruptcy comprise approximately 1% of total gross leasable area ("GLA"). Annual rentals paid by these Anchor tenants
comprised 2.5% of minimum rents paid by Anchor tenants.   At December 31, 1995,
leases (excluding rejected leases) of mall store tenants at consolidated DeBartolo Properties open and operating in bankruptcy comprise approximately 6.4% of mall GLA. Annual rentals paid by these mall store tenants comprised 6.1% of minimum rents paid by mall store tenants. Substantially all of these
tenants are currently meeting their contractual obligations.   At the time a
tenant files for bankruptcy protection it is difficult to determine to what extent these tenants will reject their leases or seek other concessions as a condition to continued occupancy. The OP expects certain of these tenants to reject their leases. Based on past experience, the OP has been able to offset, over a reasonable period of time, the impact on minimum rents caused by a tenant in bankruptcy.

Note 10 - Ground Leases

     Certain properties, as lessees, have ground leases expiring at various
dates through 2087.   Following is a schedule of future minimum rental payments
required under these ground leases as of:

                                  December 31,
                                     1995
                                   ----------
              1996                 $    2,267
              1997                      2,347
              1998                      2,347
              1999                      2,347
              2000                      2,347
              Thereafter              225,607
                                   ----------
                                   $  237,262
                                   ==========

Note 11 - Transactions with Affiliates

     Management and Other Fees: The Property Manager has contracted to provide management, leasing, development and construction management services to the OP. Amounts included in the consolidated financial statements related to agreements with the Property Manager are as follows:
                                                 Period      Period
                                                  From        From
                                               April 21,   January 1,
                                                1994 to     1994 to
                                              December 31, April 20,
                                     1995        1994         1994      1993
                                   -------      -------     -------   -------
  Management fees                  $ 5,369      $ 3,044     $ 2,179   $ 7,167
  Leasing fees                       3,261        1,872         552     3,319
  Development and construction       4,872        1,844         717     3,013
  Other reimbursements                 835          254         180       664

     During 1995, the Property Manager earned development and construction revenues of $893 from affiliates of a partner in the OP.

     Insurance: The OP has first dollar commercial general liability coverage and special cause of loss property insurance with a $5 deductible. Prior to 1995 the OP's insurance carrier reinsured certain coverages with an affiliate of EJDC. Charges to the OP for the reinsured amounts totaled $3,462 from April 21, 1994 to December 31, 1994. Prior to April 21, 1994, the DeBartolo Retail Group had first dollar commercial general liability insurance of which an affiliated insurance company reinsured the first $250 per occurrence. Additionally, the DeBartolo Retail Group had "All Risk" Property insurance. The insurance company reinsured the first $95 per occurrence with an affiliate of EJDC. Charges for the reinsured amounts totaled $1,374 for the period January 1, 1994 to April 20, 1994 and $4,355 for 1993.

     Affiliate Leases: On November 6, 1995, Fun-N-Games, an affiliate of EJDC which operated amusement centers in DeBartolo Properties, was sold to an independent third party operator which continues to operate these stores. These properties have recorded total revenues and operating expense reimbursements of $1,771 from January 1, 1995 through November 6, 1995, $1,571 from April 21, 1994 to December 31, 1994, $776 for the period from January 1, 1994 to April 20, 1994 and $2,287 for 1993.

     Affiliates of certain Anchor tenants and small shops in various properties are partners in various properties or are partners in the OP. As of December 31, 1995, these tenants own or lease space in 29 consolidated properties. These properties recorded rental income and operating expense reimbursements of $10,933 in 1995; $8,926 from April 21, 1994 to December 31, 1994; $3,314 for the period January 1,1994 to April 20, 1994; and $12,674 for 1993.

     Affiliated Receivables (Payables): At December 31, 1995, the affiliated receivable represents a $4,018 revolving loan receivable from the Property Manager bearing interest at prime plus 200 basis points offset by amounts due to
the Property Manager for normal operating costs.   Interest earned by the OP on
this revolver totaled $258 in 1995. At December 31, 1994, affiliated receivables represent amounts due to the Property Manager for normal monthly operating costs offset by dividends receivable from the Property Manager of $809. At December 31, 1993, net affiliated receivables (which are primarily non-interest bearing) are due from EJDC. Concurrent with the offering, these affiliated receivables were distributed to EJDC. Interest expense includes interest charged to properties by EJDC on net amounts due to EJDC totaling $760 for the period January 1, 1994 to April 20, 1994 and $2,754 in 1993.

     The Property Manager leases office space from EJDC under an operating lease. Rent charged under the lease totaled $1,092 in 1995 and $755 in 1994.

     The Property Manager performs legal, tax and other services for EJDC under a corporate service agreement. Fees for these services totaled $570 in 1995 and $425 in 1994.

Note 12 - Stock Incentive Plan

     The Company and the OP adopted the DeBartolo Realty Corporation 1994 Stock Incentive Plan (the "Stock Incentive Plan") to provide incentives to attract and retain officers, directors and key employees.

     The Stock Incentive Plan provides for the grants of nonqualified and incentive stock options to purchase a specified number of shares of Common Stock ("Options") or rights to future grants of Common Stock ("Deferred Stock").
Under the Stock Incentive Plan, 3,100,000 shares of Common Stock are available for grant.

     The Compensation Committee of the Company's Board of Directors has approved the grant of approximately 2,743,000 shares in the form of Deferred Stock in connection with a two-part, long-term incentive compensation program.

     Deferred Stock Awards upon Completion of the Offering

     Upon completion of the IPO, approximately 71,000 shares of Deferred Stock were granted to certain employees of the Company and the Property Manager, and will vest ratably over a five-year period. The vesting of this initial Deferred Stock award is based only on service and will not depend on the Company's financial performance.

     Long-Term Incentive Deferred Stock Awards. The second and more significant component of the Company and the OP's long-term compensation proposal is a Deferred Stock grant for which vesting is tied to the attainment of annual and cumulative targets for growth in the Company's funds from operations ("FFO") per share (which is substantially equivalent to cash generated before debt repayments and capital expenditures, including peripheral land sales) after adjusting for a reserve (not to exceed a specified amount) set annually to cover tenant allowances and the use of floating rate debt through 1998. This long-term incentive Deferred Stock grant includes senior management and approximately 130 key employees of the Property Manager. Any Deferred Stock award earned upon attainment of an annual and cumulative growth target will be distributed over the three-year period subsequent to the period that the award was earned, provided the employee remains in the employ of the Company or the Property Manager. Deferred Stock awarded to employees over the three-year period will be unrestricted.

     The awards eligible to be earned in any given year will be earned only if the annual and cumulative adjusted FFO per share growth target for such year is reached. As defined, the adjusted FFO per share growth target from the current adjusted FFO base was $1.54 in 1995 and increases 7% for each year ending December 31, 1996 through 1998. The percentage of the total Deferred Stock award eligible to be earned upon attainment of these targets is 10% for 1994, 15% for 1995, 20% for 1996, 25% for 1997 and 30% for 1998. The following table provides the adjusted FFO target for award of the Common Stock reserved for issuance under the Stock Incentive Plan.


                Long-Term Incentive Deferred Stock Award Targets


                       Annual            Cumulative
       Year Ended      Growth          Growth Target       FFO Per Share
      December 31,     Target       From Plan Inception    Growth Target
      ------------    -------        -------------------    -------------
           1996         7.0%                 16.8%               $1.65
           1997         7.0%                 25.0%               $1.77
           1998         7.0%                 33.7%               $1.89

     If the annual target is not met, the percentage of the award attributable to that annual target may be earned in a subsequent year if the cumulative growth target is met including the shortfall in the prior year(s). The Compensation Committee of the Company's Board of Directors has the right to make partial awards if targets are not met.

     At December 31, 1995, approximately 2,672,300 shares of the total 3,100,000 shares of Common Stock reserved for issuance under the Stock Incentive Plan were allocated among senior management and approximately 130 key employees in connection with the long-term incentive award. The remaining shares have been held for future allocations under the stock incentive plan to both current and future employees. The Compensation Committee has discretion to waive the additional three-year employment requirement upon certain terminations of employment (e.g., retirement, death, disability or termination without cause). The awards vest over a period of eight years, with the majority vesting in the fourth through eighth years after the IPO.

     The OP did not meet the FFO growth target in 1995; accordingly, the financial statement reflects expense of $210 relating to the vested portion of the 70,696 shares under the Deferred Stock plan. The OP achieved its 1994 FFO target and accordingly expensed $3,848 relating to 245,200 shares awarded under the long-term incentive deferred stock plan and $210 relating to the 1994 vested portion of the Deferred Stock award.

     Stock Option Plan:

     The Company and the OP has a stock option plan in place covering each Director of the Company who is not otherwise an employee of the Company or any of its subsidiaries or affiliates. Each such Director, upon joining the Company's Board of Directors, received an initial grant of Options to purchase 1,000 shares of Common Stock having an exercise price equal to 100% of the fair market value of the Common Stock as of such date. Commencing on December 31, 1994, and on each December 31st thereafter, each Director also will automatically receive an annual grant of options to purchase 500 shares of Common Stock having an exercise price equal to 100% of the fair market value of the Common Stock at the date of grant of such Option. The options can be exercised any time during the ten years after grant.

Note 13 - Gain on Sale of Assets

     During 1995, the OP has recognized a $3,750 gain from the sale of a partnership interest in an undeveloped mall site located in Strongsville, Ohio, which was acquired in 1994 from the DeBartolo Group through the exercise of an option for $6,250 and immediately sold. The remaining gains primarily represent the sale of land adjacent to three properties.

Note 14 - Extraordinary Item

     The extraordinary charge in 1995 resulted from prepayment penalties of $3,390 and the write-off of unamortized deferred financing costs of $7,877 related to the early retirement of mortgage notes payable. The extraordinary item in 1994 resulted from prepayment penalties and the write-off of unamortized deferred financing costs related to the satisfaction of mortgage notes payable in connection with the OP's reorganization.


Note 15 - Contingent Liabilities

     Certain of the properties are subject to various legal proceedings and claims arising in the ordinary course of business, some of which are covered by insurance. Management of the properties believes the ultimate resolution of these matters is not likely to have a material adverse effect on the consolidated financial statements.

     Substantially all of the properties have been subjected to Phase I environmental audits. Such audits have not revealed nor is management aware of any environmental liability that management believes would have a material adverse impact on the OP's financial position or results of operations. Management is unaware of any instances in which it would incur significant environmental costs if any or all properties were sold, disposed of or abandoned.

Note 16 - Subsequent Events

     The OP transferred ownership of one property to its lender, as of March 1, 1996, fully satisfying the property's mortgage note payable. This property no longer met the OP's criteria for its ongoing strategic plan. The OP will recognize an extraordinary gain on this transaction of approximately $8.0 million in the first quarter of 1996.

     On January 31, 1996, the Property Manager was assigned a 33 % partnership interest in one of the nonconsolidated joint ventures and a 25% partnership interest in another nonconsolidated joint venture from an unrelated joint venture partner. As a result, the OP effectively owns 65% and 74% of these joint ventures.

Note 16.1-Event (Unaudited) Subsequent to Date of Independent Auditor's Report

     The Company entered into an Agreement and Plan of Merger, dated as of March 26, 1996 (the "Agreement"), among Simon Property Group, Inc., a Maryland corporation ("SPG"), its merger subsidiary and the Company, pursuant to which the Company agreed to merge with the merger subsidiary. The Agreement provides for the exchange of all outstanding Company common stock for SPG common stock, $0.0001 par value (the "SPG Common Stock"), at an exchange ratio of 0.68 shares of SPG Common Stock for each share of Company common stock. The merger is subject to the approval of shareholders of both SPG and the Company and other conditions. The new entity will be renamed Simon DeBartolo Group, Inc.

Note 17 - Selected Quarterly Financial Data (Unaudited)

                                                    1995
                                     DeBartolo Realty Partnership, L.P.
                               ----------------------------------------------
                              January 1     April 1     July 1     October 1
                                  To          To          To           To
                               March 31    June 30    September 30 December 31
                               --------    --------    --------      --------
Operating Data:
   Total revenues              $ 79,229    $ 81,223    $ 84,099      $ 88,106

   Income before
    extraordinary items          11,739       9,826      13,343        11,435
   Extraordinary items                -           -      (5,629)       (5,638)
                               --------    --------    --------      --------
   Net income                  $ 11,739    $  9,826    $  7,714      $  5,797
                               ========    ========    ========      ========


Earning Per Unit Data:
   Income before
    extraordinary items        $   0.14    $   0.12    $   0.15      $   0.12
   Extraordinary items                -           -       (0.07)        (0.06)
                               --------    --------    --------      --------
   Net income                  $   0.14    $   0.12    $   0.08      $   0.06
                               ========    ========     =======      ========
Cash Dividends Per Unit        $  0.315    $  0.315    $  0.315      $  0.315
                               ========    ========    ========      ========
Weighted Average
 Units Outstanding               83,150      83,150      84,567        89,150
                               ========    ========    ========      ========



                                                        1994
                                         DeBartolo Realty Partnership, L.P.
                                        ------------------------------------
                                         April 21      July 1     October 1
                                            To           To           To
                                         June 30    September 30 December 31
Operating Data:                          --------     --------      --------
 Total revenues                          $ 61,227     $ 80,412      $ 87,304
 Income before extraordinary items          5,123       10,519        12,026
 Extraordinary items                       (8,932)          --            --
                                         --------     --------      --------
      Net income                         $ (3,809)    $  6,180      $ 12,026
                                         ========     ========      ========

Earning Per Unit Data:
 Income before extraordinary items       $   0.06     $   0.13      $   0.15
 Extraordinary items                       (0.11)           --            --
                                         --------     --------      --------
      Net income (loss)                  $ (0.05)     $   0.13      $   0.15
                                         ========     ========      ========

Cash Dividends Per Unit                  $  0.245     $  0.315      $  0.315
Weighted Average Units Outstanding         81,590       82,906        82,908


Note 18 - Unaudited Pro Forma Financial Information

     As a result of the IPO and the related transactions entered into in connection with the formation of the Company and the OP, 1994 historical results of operations and earnings per unit may not be indicative of future results of operations and earnings per share. This unaudited Pro Forma Condensed Consolidated Statement of Operations assumed that the Company qualifies as a real estate investment trust for federal income tax purposes and also assumed
(i) completion of the asset contributions in the formation of the Company; (ii) the completion of the IPO, including the exercise of the underwriters over-allotment option and the Securitized Debt Financing; (iii) the completion of debt exchange transactions with BJS Capital Partners, L.P. and MS Youngstown General Partnership; (iv) the contribution by JCP Realty, Inc. and the EJDC employees of their interests in certain DeBartolo Properties; and (v) the completion of certain refinancings of mortgage indebtedness of the DeBartolo Properties (collectively defined as the "REIT Formation") as of the beginning of 1994. In management's opinion, all necessary adjustments to reflect the effects of these transactions have been made as of January 1, 1994.

     The unaudited Pro Forma Condensed Statement of Operations is not necessarily indicative of what actual results of operations of the OP would have been assuming such transactions had been completed at January 1, 1994, nor does it purport to represent the results of operations of future periods.


The following is the DeBartolo Realty Partnership, L.P. Pro Forma Condensed Consolidated Statement of Operations for the twelve months ended December 31, 1994:

                                                                               DeBARTOLO         DeBARTOLO
                                                                                 REALTY            REALTY
                                              DeBARTOLO                    PARTNERSHIP, L.P. PARTNERSHIP, L.P.
                                             RETAIL GROUP     DeBARTOLO      APRIL 21, 1994    FOR THE TWELVE
                                           JANUARY 1, 1994   RETAIL GROUP         TO            MONTHS ENDED
                                                  TO          PRO FORMA       DECEMBER 31,      DECEMBER 31,
                                          APRIL 20, 1994 (A) ADJUSTMENTS          1994              1994
                                        -----------------   ------------    ---------------  --------------
(Dollars in Thousands, Unaudited)

Revenues                               B        $  95,272      $  1,125        $ 228,943          $ 325,340

Shopping center expenses               C           35,648           500           80,635            116,783
Deferred stock compensation expense                    --            --            4,058              4,058
Interest expense                       D           44,119       (7,316)           87,040            123,843
Depreciation and amortization                      16,616            --           39,578             56,194
                                                ---------      --------        ---------          ---------
                                                   96,383        (6,816)         211,311            300,878
                                                ---------     ---------        ---------          ---------

Gain on sale of assets (primarily land)             3,286            --            1,952              5,238
Income from nonconsolidated
 joint ventures                        E              842         2,033            7,554             10,429
Minority partners' interest in
   consolidated joint ventures         F              888         (977)              530                441
                                                ---------     --------         ---------          ---------

       Income before extraordinary items            3,905        8,997            27,668             40,570

Extraordinary item - loss on early
   extinguishment of debt                              --            --          (8,932)            (8,932)
                                                ---------       -------       ---------           ---------
                             Net income         $   3,905      $  8,997       $  18,736           $  31,638
                                                =========      ========       =========           =========

Pro forma earnings per unit (based upon
 pro forma weighted average units
 outstanding)
Income before extraordinary items                                                                 $    0.49
Extraordinary loss on early extinguishment                                                            (0.11)
 of debt                                                                                          ---------
Net Income                                                                                        $    0.38
                                                                                                  =========


(A)The pro forma adjustments reflect the historical combined operations of the Predecessor to the OP (the "DeBartolo Retail Group") for the period from January 1, 1994 through April 20, 1994.

(B)Represents pro forma impact of the Property Manager. The OP accounts for its investment in the Property Manager on the equity basis of accounting. Pro forma adjustments also include interest income on $60,000 of cash from the REIT Formation from January 1, 1994 through April 20, 1994.

(C)The pro forma adjustment reflects the elimination of certain taxes associated with the change of ownership structure from a corporation to a partnership. The pro forma adjustments also reflect the Company's prorated share of estimated annual cost of $2,000 associated with operating as a public company.

(D)Reflects the reduction of interest expense associated with the reduction of debt and restructuring resulting from the IPO and related transactions.

(E)The pro forma adjustment reflects the changes in ownership interest, structure, and refinancing of debt in the nonconsolidated joint ventures which are recorded on the equity method.

(F)Increase reflects the minority partners' share of the net effect of the REIT Formation.

                             REPORT OF INDEPENDENT AUDITORS



To the Partners of
DeBartolo Realty Partnership, L.P.

We have audited the accompanying combined balance sheets of the Nonconsolidated Joint Ventures of DeBartolo Realty Partnership, L.P. as of December 31, 1995 and 1994 and the related combined statements of operations, accumulated deficit and cash flows for the year ended December 31, 1995 and for the period from April 21, 1994 to December 31, 1994 and the combined statements of operations, accumulated deficit and cash flows of the Uncombined Joint Ventures of DeBartolo Retail Group as described in Note 1 for the period January 1, 1994 to April 20, 1994 and for the year ended December 31, 1993. These financial statements are the responsibility of DeBartolo Realty Partnership, L.P.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a best basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Nonconsolidated Joint Ventures of DeBartolo Realty Partnership, L.P. at December 31,1995 and 1994 and the combined results of their operations and their cash flows for the year ended December 31, 1995 and for the period
April 21, 1994 to December 31, 1994, and the combined results of operations and cash flows of the Uncombined Joint Ventures of DeBartolo Retail Group for the period January 1, 1994 to April 20, 1994 and for the year ended
December 31, 1993, in conformity with generally accepted accounting principles.


                                        ERNST & YOUNG LLP



New York, New York
February 14, 1996

     NONCONSOLIDATED JOINT VENTURES OF DEBARTOLO REALTY PARTNERSHIP, L.P.
                                      AND
              UNCOMBINED JOINT VENTURES OF DEBARTOLO RETAIL GROUP

                            COMBINED BALANCE SHEETS
                            (Dollars in Thousands)


                                                         December 31,
                                                        1995        1994
                                                     ---------   ---------
Assets:
  Investment properties (Notes 3 and 5)  $           $ 784,211   $ 767,345
     Less accumulated depreciation                     184,977     162,839
                                                     ---------   ---------
                                                       599,234     604,506

  Cash and cash equivalents.                             5,507       6,043
  Restricted cash.                                       2,089       2,016
  Accounts receivable, net of allowance
   for doubtful accounts of $2,883 and
   $2,718, in 1995 and 1994                             17,506      18,321
  Deferred charges and prepaid expenses (Note 4)        17,992      20,627
                                                     ---------   ---------
                                                     $ 642,328   $ 651,513
                                                     =========   =========

Liabilities and Accumulated Equity (Deficit):
  Liabilities:
     Mortgages and notes payable (Note 5)            $ 584,495   $ 592,990
     Accounts payable and accrued expenses              14,113      12,217
     Affiliate payables (Note 8).                       76,436      72,965
                                                     ---------   ---------
                                                       675,044     678,172
                                                     ---------   ---------

  Commitments and contingencies
   (Notes 5, 6, 7, and 9)                                    -           -
  Accumulated deficit                                  (32,716)    (26,659)
                                                     ---------   ---------
                                                     $ 642,328   $ 651,513
                                                     =========   =========

  Accumulated equity (deficit):
     DeBartolo Realty Partnership, L.P.              $ (32,896)  $ (30,412)
     Outside partners                                      180       3,753
                                                     ---------   ---------
                                                     $ (32,716)  $ (26,659)
                                                     =========   =========

                            See accompanying notes

      NONCONSOLIDATED JOINT VENTURES OF DEBARTOLO REALTY PARTNERSHIP, L.P.
                                       AND
               UNCOMBINED JOINT VENTURES OF DEBARTOLO RETAIL GROUP

                        COMBINED STATEMENTS OF OPERATIONS

                             (Dollars in Thousands)

                            DeBartolo Realty Partnership, L.P.   DeBartolo Retail Group
                           -----------------------------------  -----------------------
                                                April 21,      January 1,
                                                    to            to
                                               December 31,    April 20,
                                   1995            1994           1994          1993
                                 --------        --------       --------      --------
Revenues (Note 8):
 Minimum rents                   $ 89,727        $ 60,978       $ 26,101      $ 80,971
 Tenant recoveries                 44,293          30,967         12,709        40,589
 Percentage rents                   6,058           4,833          1,406         7,932
 Other                             12,853           9,252          2,420         8,233
                                 --------        --------       --------      --------
Total revenues                    152,931         106,030         42,636       137,725
                                 --------        --------       --------      --------

Expenses:
 Shopping Center Expenses:
   Property operating              14,381          10,178          4,247        13,289
   Repairs and maintenance         12,065           7,888          3,437        11,563
   Real estate taxes               18,630          13,052          5,185        16,898
   Advertising and promotion        4,972           3,307            684         3,904
   Management fees to
    affiliate (Note 8)              4,984           3,377          1,545         4,731
   Provision for doubtful accounts    997             276            496         1,078
   Ground leases (Note 7)             130              88             37           125
   Other                            1,209           1,612            461           812
                                 --------        --------       --------      --------
   Total shopping center expenses  57,368          39,778         16,092        52,400
 Interest expense                  57,561          37,038         15,942        58,615
 Depreciation and amortization     24,078          16,351          6,885        22,307
                                 --------        --------       --------      --------
                                  139,007          93,167         38,919       133,322
                                 --------        --------       --------      --------
 Gain( loss) on sale of assets        166           1,196            (1)         1,380

 Income before extraordinary item  14,090          14,059          3,716         5,783
 Extraordinary item (Note 10)       (425)           (388)             --            --
                                 --------        --------       --------      --------
   Net income                    $ 13,665        $ 13,671       $ 13,716      $  5,783
                                 ========        ========       ========      ========

                             See accompanying notes



     NONCONSOLIDATED JOINT VENTURES OF DEBARTOLO REALTY PARTNERSHIP, L.P.
                                      AND
              UNCOMBINED JOINT VENTURES OF DEBARTOLO RETAIL GROUP

                  COMBINED STATEMENTS OF ACCUMULATED DEFICIT
                            (Dollars in Thousands)



Balance at December 31, 1992                $    1,843

Contributions                                    6,258
Distributions                                  (31,040)
Net income                                       5,783
                                            ----------
Balance at December 31, 1993                   (17,156)


Contributions                                    4,398
Distributions                                  (11,532)
Net income                                       3,716
                                            ----------
Balance at April 20, 1994                      (20,574)

Contributions                                    1,279
Distributions                                  (21,035)
Net income                                      13,671
                                            ----------
Balance at December 31, 1994                   (26,659)


Contributions                                    9,097
Distributions                                  (28,819)
Net income                                      13,665
                                            ----------
Balance at December 31, 1995                $  (32,716)
                                            ==========

                            See accompanying notes

      NONCONSOLIDATED JOINT VENTURES OF DEBARTOLO REALTY PARTNERSHIP, L.P.
                                       AND
               UNCOMBINED JOINT VENTURES OF DEBARTOLO RETAIL GROUP

                        COMBINED STATEMENTS OF CASH FLOWS

                             (Dollars in Thousands)

                                               DeBartolo Realty Partnership, L.P.    DeBartolo Retail Group
                                                --------------------------------     ----------------------
                                                                      April 21,        January 1,
                                                                          to              to
                                                                     December 31,      April 20,
                                                        1995             1994             1994       1993
                                                       --------        --------         --------  --------

Cash Flows From Operating Activities:
 Net income                                            $ 13,665        $ 13,671         $  3,716  $  5,783
 Adjustments to reconcile net income to
  net cash provided by operating activities:
   Amortization of financing costs included
    in interest expense                                   1,941           1,184              367       877
   (Gain) loss on sale of assets                           (166)         (1,196)               1    (1,380)
   Depreciation and amortization                         24,078          16,351            6,885    22,307
   Extraordinary items                                      425             388                -         -
   (Increase) decrease in restricted cash                   (73)            699           (1,548)   (1,168)
   (Increase) decrease in accounts receivable               815          (3,899)             767    (3,568)
   Decrease (increase) in prepaid expenses
    and other                                                39           2,007           (2,001)     (175)
   Increase (decrease) in accounts payable
    and accrued expenses                                  1,012          (5,881)           6,322     3,405
   Other                                                     --             139              459        --
   Net Cash Provided By Operating Activities             41,736          23,463           14,968    26,081

Cash Flows From Investing Activities:
 Additions to investment properties                      (9,750)        (24,524)          (1,961)   (9,270)
 Additions to lease costs                                (1,268)           (701)            (156)   (1,170)
 Proceeds from sale of land                                 193           1,407                1     1,560
   Net Cash Used In Investing Activities                (10,825)        (23,818)          (2,116)   (8,880)

Cash Flows From Financing Activities:
 Proceeds from issuance of debt                               -          19,667            4,445    88,300
 Scheduled principal payments on mortgages               (3,004)         (1,888)            (871)   (2,443)
 Other payments on debt                                  (5,491)        (48,167)               -   (84,327)
 Loan costs paid                                           (126)         (8,889)            (320)   (2,573)
 Capital contributions                                    2,522           1,279            4,398     6,258
 Partner distributions                                  (28,819)        (21,036)         (11,532)  (31,040)
 (Increase) decrease in affiliate
  receivables (net of affiliated payables)                3,471          56,962           (2,508)    9,987
   Net Cash Used In Financing Activities                (31,447)         (2,072)          (6,388)   (15,838)
   Net Increase (Decrease) In Cash and
    Cash Equivalents                                       (536)         (2,427)           6,464     1,363

Cash and Cash Equivalents:
 Beginning of year                                        6,043           8,470            2,006       643
 End of year                                           $  5,507        $  6,043         $  8,470  $  2,006

Supplemental Information:
 Interest paid                                         $ 56,125        $ 36,032         $ 15,319  $ 55,894

Supplemental Schedule of Non-Cash and
 Financing Activities:
 Step-up in basis associated with the
 acquisition of partnership interests
 in three properties                                   $  6,734        $     --         $     --  $     --

                             See accompanying notes

                       NONCONSOLIDATED JOINT VENTURES OF
                      DeBARTOLO REALTY PARTNERSHIP, L.P.
            AND UNCOMBINED JOINT VENTURES OF DeBARTOLO RETAIL GROUP
                    NOTES TO COMBINED FINANCIAL STATEMENTS
                            (Dollars in Thousands)

Note 1 - Basis of Presentation

     DeBartolo Realty Partnership, L.P. (the "Operating Partnership" or "OP") was formed as a Delaware limited partnership in 1993 in connection with DeBartolo Realty Corporation's (the "Company") initial public offering (the "IPO"). The OP owns 50% or less of twelve joint ventures and accounts for its investment in these joint ventures under the equity method. Prior to April 21, 1994, each of these joint ventures were owned 50% or less by The Edward J. DeBartolo Corporation ("EJDC") and certain affiliates.

     The accompanying combined financial statements of the nonconsolidated joint ventures of DeBartolo Realty Partnership, L.P. and uncombined joint ventures of DeBartolo Retail Group consist of the assets, liabilities and results of operations identified with the joint ventures which are owned 50% or less by the OP.

     The transaction relating to the acquisition of the investments in joint ventures is accounted for as a reorganization of entities under common control and accordingly the assets and liabilities of all combined joint ventures will be carried forward at historical cost.

     In conjunction with the IPO, the OP received options to acquire the interests of the estate of Edward J. DeBartolo and other members of his family and affiliates in three nonconsolidated joint ventures. On July 1, 1995, the OP exercised these options and acquired a 12.8% interest in Miami International Mall, and 0.1% interests in Coral Square and Lakeland Square. The purchase price of approximately $6.7 million was payable in limited partnership interests in the OP.

     The joint ventures included in these combined financial statements and the OP's and DeBartolo Retail Group's ownership interest in each are as follows:

                                                                     OP'S
                                                                  PERCENTAGE
                                                                  OWNERSHIP
                                                                      AT
                                                                 DECEMBER 31,
   VENTURE                                 PROPERTY                  1995

Aventura Mall Venture                      Aventura Mall             33.3%
Biltmore Square Associates                 Biltmore Square           33.3%
Century III Associates                     Century III Mall          50.0%
Chesapeake-JCP Associates, Ltd.            Chesapeake Square         50.0%
Coral-CS/LTD Associates                    Coral Square              50.0%
Florida Mall Associates                    The Florida Mall          50.0%
HD Lakeland Mall Joint Venture             Lakeland Square           50.0%
Jacksonville Avenues Limited Partnership   The Avenues               25.0%
Northfield Center Limited Partnership      Northfield Square         31.6%
Palm Beach Mall (A Tenancy in Common)      Palm Beach Mall           50.0%
Philadelphia Center Associates             Great Northeast Plaza     50.0%
West Dade County Associates                Miami International Mall  50.0%

Note 2 - Summary of Significant Accounting Policies

 Investment Properties:

     Investment properties are stated at cost less accumulated depreciation, which in the opinion of management is not in excess of net realizable value. Costs incurred for the acquisition, development, construction and improvement of properties, including significant renovations, are capitalized. Interest costs and real estate taxes incurred with respect to qualified expenditures relating to the construction of assets are capitalized during the development period.

 Use of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


 Depreciation and Amortization:

     The cost of buildings, improvements and equipment are depreciated on the straight-line method over estimated useful lives, as follows:

          Buildings _ 30 to 40 years
          Improvements _ shorter of lease term or useful life
          Equipment _ 3 to 10 years

     Tenant allowances paid to tenants for construction are capitalized and amortized over the terms of each specific lease. Maintenance and repairs are charged to expense when incurred.

 Deferred Charges:

     Deferred charges consist principally of financing costs and leasing commissions which are amortized over the terms of the respective agreements.

 Capitalized Interest:

     Interest is capitalized on projects during the construction period. Interest capitalized was $708 in 1995, $798 from April 21, 1994 to December 31, 1994, and $24 for the period January 1, 1994 to April 20, 1994. No interest was capitalized during 1993.

 Cash and Cash Equivalents:

     Highly liquid investments with maturities of three months or less are considered cash equivalents.
 Restricted Cash:

     Restricted cash is being restricted primarily for payment of expenditures for improvements relating to a shopping center.

 Fair Value of Financial Instruments:

     The following methods and assumptions were used to estimate the fair value of financial instruments:

                    The fair value of cash and cash equivalents and restricted cash approximate the carrying value due to the short term nature of these instruments.

                    The fair value of the fixed rate mortgages and notes payable is based on current rates available to the OP for debt of similar terms. Fair value of variable rate debt is considered to be the carrying amount.

 Revenue Recognition:

     Shopping center space is generally leased to specialty retail tenants under short and intermediate term leases which are accounted for as operating leases. Minimum rents are recognized on the straight-line method over the terms of leases. Percentage rents are recognized on an accrual basis as earned. Real estate tax and operating expense recoveries are recognized in the period the applicable costs are incurred.

 Income Taxes:

     The allocable share of the taxable income or loss of the joint ventures is includable in the income tax returns of the partners; accordingly, income taxes are not reflected in the combined financial statements.

 Impact of Recently Issued Accounting Standards:

     In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The OP will adopt Statement 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be material.

Note 3 - Investment Properties

     Investment properties consist of shopping center properties, including peripheral land and properties under development. Investment properties are summarized as follows:
                                                          DECEMBER 31,
                                                    1995           1994
                                                 ---------       ---------
Land                                             $  80,670       $  79,651
Shopping center buildings, improvements
 and equipment                                     697,058         684,412
Properties under expansion/renovation                6,336           3,107
Peripheral land parcels                                147             175
                                                 ---------       ---------
                                                   784,211         767,345
Accumulated depreciation                           184,977         162,839
                                                 ---------       ---------
  Total investment properties                    $ 599,234       $ 604,506
                                                 =========       =========

  Peripheral land parcels primarily consist of undeveloped land parcels adjacent to certain shopping centers.

  Depreciation expense totaled $22,283 in 1995; $14,982 from April 21, 1994 to December 31, 1994; $6,395 for the period January 1, 1994 to April 20, 1994 and $20,706 for 1993.

Note 4 - Deferred Charges and Prepaid Expenses

  Deferred charges and prepaid expenses are summarized as follows:

                                                         DECEMBER 31,
                                                      1995           1994
                                                    --------       --------
  Lease costs net of accumulated amortization
     of $10,836 and $10,242 in 1995 and
     1994, respectively                             $  7,996       $  8,343
  Loan costs net of accumulated amortization of
     $3,285 and $3,834 in 1995 and 1994,
     respectively                                      3,319          3,887
  Interest rate buydowns, net of accumulated
  amortization of $2,068 and $904 in 1995
   and 1994, respectively                              6,101          7,811
  Prepaid expenses and other                             576            586
                                                    --------       --------
                                                    $ 17,992       $ 20,627
                                                    ========       ========

     Lease cost amortization totaled $1,795 in 1995; $1,369 from April 21, 1994 to December 31, 1994; $490 for the period January 1, 1994 to April 20, 1994; and $1,601 in 1993.

     Amortization of loan costs and interest rate buydowns totaled $1,941 in 1995; $1,184 from April 21, 1994 to December 31, 1994; $367 for the period January 1, 1994 to April 20, 1994; and $877 in 1993.

Note 5 - Mortgages and Notes Payable

     Mortgage debt, which is collateralized by substantially all investment properties, is summarized as follows:
                                                          DECEMBER 31,
                                                      ----------------------
                                                        1995         1994
                                                      ---------    ---------
  Primarily first mortgages with fixed interest rates
     ranging from 6.0% to 9.52% (average of
     7.6%) at December 31, 1995, due at various
     dates through 2003                               $ 401,595    $ 408,890
  First mortgages with variable interest rates
     (average of 7.03% at December 31, 1995)
     due at various dates through 1998                  107,900      109,100
  Commercial paper secured by a first mortgage
     due to an affiliate of EJDC on a property
     under a 10 year credit facility through 1998
     (effective rate including original issue discount
     at December 31, 1995 of 7.11%)                      75,000       75,000
                                                      ---------    ---------
     Total Mortgages and Notes Payable                $ 584,495    $ 592,990
                                                      =========    =========

     The OP's proportionate share of the mortgages and notes payable are as follows as of December 31:

                                                          DECEMBER 31,
                                                      ----------------------
                                                        1995         1994
                                                      ---------    ---------

     DeBartolo Realty Partnership, L.P.               $ 249,535    $ 246,365
     Outside partners                                   334,960      346,625
                                                      ---------    ---------
                                                      $ 584,495    $ 592,990
                                                      =========    =========

Annual principal payments and maturities are as follows as of December 31, 1995:

                                                        Total     OP's Share
                                                      ---------    ---------
     1996                                             $  28,873    $  12,880
     1997                                                 6,214        2,445
     1998                                               178,510       72,319
     1999                                                 3,795        1,608
     2000                                                80,854       35,799
     Thereafter                                         286,249      124,484
                                                      ---------    ---------
                                                      $ 584,495    $ 249,535
                                                      =========    =========

     A lender on two properties is entitled to receive in addition to any amounts due pursuant to the terms of the loan, 33 1/3% of net sales or refinancing proceeds as defined upon sale or refinancing of the properties.

     DeBartolo Realty Partnership, L.P. has guaranteed $21,726 of the mortgages and notes payable relating to three nonconsolidated joint ventures. An affiliate of EJDC continues to provide a guarantee of 33 1/3% of the debt service obligation on a $100 million floating rate mortgage at one of the joint ventures. The OP has agreed to indemnify the EJDC affiliate for any loss or costs incurred or associated with this guaranty.

  Fair Value of Debt Related Financial Instruments:

     The estimated fair value of financial instruments are as follows:

                                        December, 1995     December, 1994
                                 --------------------   ---------------------
                                 Carrying      Fair     Carrying      Fair
                                   Value      Value       Value       Value
                                 ---------  ---------   ---------   ---------
  Fixed rate mortgages and
  notes payable                  $ 401,595  $ 415,563   $ 408,890   $ 366,041
  Variable rate mortgages and
  notes payable                    182,900    182,900     184,100     184,100
                                 ---------  ---------   ---------   ---------
                                 $ 584,495  $ 598,463   $ 592,990   $ 550,141
                                 =========  =========   =========   =========


Note 6 - Rentals Under Operating Leases

     The properties receive rental income from the leasing of retail shopping center space under operating leases that expire at various dates through 2020. Substantially all investment property is leased out under operating leases. The minimum future rentals based on operating leases held are as follows as of December 31, 1995:
                                                        Leases
                                                     With Related
                                   All Leases          Parties (1)
                                     --------           --------
      1996                           $ 83,243           $  3,009
      1997                             77,076              2,989
      1998                             71,221              2,762
      1999                             64,362              2,762
      2000                             56,124              2,762
      Thereafter                      201,102             15,060
                                     --------           --------
                                    $ 553,128           $ 29,344
                                    =========           ========

     (1) Represents stores whose parent company also owns units of the OP or stores whose chief executive officer's are on the Board of Directors of the Company.

     Minimum future rentals do not include amounts which may be received under the terms of certain leases based upon a percentage of the tenants' sales or as reimbursement of shopping center expenses.

     No single tenant or group of affiliated tenants collectively accounts for more than 10% of the combined properties total revenues which include minimum rents, tenant recoveries, percentage rents and other revenue. The tenant base includes national and regional retail chains and local retailers and consequently the combined properties credit risk is concentrated in the retail industry.

The revenues of the joint ventures may be adversely affected by the inability to collect rent due to bankruptcy or insolvency of tenants or otherwise. At December 31, 1995, leases (excluding rejected leases) of mall store tenants of the joint ventures open and operating in bankruptcy comprise approximately 5.1% of mall gross leasable area ("GLA"). Annual rentals paid by these Mall Store tenants comprised 5.0% of minimum rents paid by mall store tenants. Substantially all of these tenants are currently meeting their contractual
obligations.   At the time a tenant files for bankruptcy protection it is difficult to determine to what extent these tenants will reject their leases or seek other concessions as a condition to continued occupancy. The OP expects certain of these tenants to reject their leases. Based on past experience, the OP has been able to offset, over a reasonable period of time, the impact on minimum rents caused by a tenant in bankruptcy.

Note 7 - Ground Leases

     One joint venture, as lessee, has a ground lease expiring in 2012. Following is a schedule of future minimum rental payments required under this ground lease as of December 31, 1995:



          1996                                     $   120
          1997                                         120
          1998                                         120
          1999                                         120
          2000                                         120
          Thereafter                                 1,380
                                                   -------
                                                   $ 1,980
                                                   =======

Note 8 - Transactions with Affiliates

     Management and Other Fees: The Property Manager, an affiliate of the OP, has contracted to provide management, leasing, development and construction management services to the joint ventures. One joint venture is managed by a partner in that joint venture who is unrelated to the OP. Amounts included in the nonconsolidated financial statements related to agreements with the Property Manager are as follows:

                                              Period        Period
                                               From          From
                                             April 21,     January 1,
                                              1994 to       1994 to
                               December 31, December 31,  April 20, December 31,
                                  1995         1994        1994         1993
                               --------      -------     -------     -------
  Management fees              $  4,075      $ 2,871     $ 1,353     $ 4,271
  Leasing fees                      986          550         156       1,117
  Development and Construction      969          802         312         589
  Other Reimbursements              119          163          55         302



     Insurance: The joint ventures have first dollar commercial general liability coverage and special cause of loss property insurance with a $5 deductible. Prior to 1995 the joint ventures' insurance carrier reinsured certain coverages with an affiliate of EJDC. Charges to the joint ventures for the reinsured amounts totaled $936 from April 21, 1994 to December 31, 1994. Prior to April 21, 1994, the joint ventures had first dollar commercial general liability insurance of which an affiliated insurance company reinsured the first $250 per occurrence. Additionally, the joint ventures had "All Risk" Property insurance. The insurance company reinsured the first $95 per occurrence with an affiliate of EJDC. Charges for the reinsured amounts totaled $371 for the period January 1, 1994 to April 20, 1994 and $1,074 for 1993.

     Affiliate Leases: On November 6, 1995, Fun-N-Games, an affiliate of EJDC which operated amusement centers in the joint venture properties, was sold to an independent third party operator who continues to operate these stores. The joint ventures recorded total revenues and operating expense reimbursements of $559 through November 6, 1995; $504 from April 21, 1994 to December 31, 1994; $254 for the period from January 1, 1994 to April 20, 1994 and $725 for 1993.

     Affiliates of certain anchor tenants and small shops in various properties are partners in those properties or are partners in the Operating Partnership. As of December 31, 1995, these tenants own or lease space in 10 properties. These properties recorded rental income and operating expense reimbursements of $3,451 in 1995; $3,223 from April 21, 1994 to December 31, 1994; $1,443 for the period January 1, 1994 to April 20, 1994 and $4,320 in 1993.

     Affiliate Payables: At December 31, 1995, affiliate payables represent amounts due to the Property Manager for normal monthly operating costs and advances from DeBartolo Realty Partnership, L.P. Concurrent with the offering, net affiliate payables, which were primarily non-interest bearing, were distributed to EJDC. Interest expense including interest charged to properties by affiliates of venturers totaled $6,689 in 1995; $7,681 from April 21, 1994 to December 31, 1994; $1,976 for the period from January 1, 1994 to April 20, 1994 and $6,098 in 1993.

Note 9 - Contingent Liabilities

     Certain of the properties are subject to various legal proceedings and claims arising in the ordinary course of business, some of which are covered by insurance. Management of the properties believes the ultimate resolution of these matters is not likely to have a material adverse effect on the combined financial statements.

     Substantially all of the properties have been subjected to Phase I environmental audits. Such audits have not revealed nor is management aware of any environmental liability that management believes would have a material adverse impact on the OP's financial position or results of operations. Management is unaware of any instances in which it would incur significant environmental costs if any or all properties were sold, disposed of or abandoned.

Note 10 - Extraordinary Item

     The extraordinary charge in 1995 represents the write-off of unamortized deferred financing costs of $425 relating to the partial paydown of mortgage debt of one property. The extraordinary charge in 1994 resulted from prepayment penalties and the write-off of unamortized deferred financing costs related to the satisfaction of mortgage notes payable.


Note 11 - Subsequent Event

On January 31, 1996, the Property Manager was assigned a 33 % partnership interest in one of the nonconsolidated joint ventures and a 25% partnership interest in another nonconsolidated joint venture from an unrelated joint venture partner.

SIGNATURES
----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


DeBARTOLO REALTY PARTNERSHIP, L.P.
By: DeBARTOLO REALTY CORPORATION
     General Partner



/s/ Edward J. DeBartolo, Jr.
Name:     Edward J. DeBartolo, Jr.
Title:    Chairman of the Board of Directors
Date:     March 28, 1996


/s/ William T. Dillard, Sr.
Name:     William T. Dillard, Sr.
Title:    Director
Date:     March 25, 1996


/s/ James R. Giuliano, III
Name:     James R. Giuliano, III
Title:    Senior Vice President, Chief Financial Officer and Director
Date:     March 28, 1996


/s/ Rev. Theodore M. Hesburgh
Name:     Rev. Theodore M. Hesburgh
Title:    Director
Date:     March 28, 1996


/s/ Anthony W. Liberati
Name:     Anthony W. Liberati
Title:    Director
Date:     March 22, 1996


/s/ G. William Miller
Name:     G. William Miller
Title:    Director
Date:     March 28, 1996



Name:     Fredrick W. Petri
Title:    Director
Date:


/s/ Richard S. Sokolov
Name:     Richard S. Sokolov
Title:    President, Chief Executive Officer and Director
Date:     March 28, 1996



Name:     Mark T. Gallogly
Title:    Director
Date:


/s/ Philip J. Ward
Name:     Philip J. Ward
Title:    Director
Date:     March 25, 1996


/s/ Marie Denise DeBartolo York
Name:     Marie Denise DeBartolo York
Title:    Director
Date:     March 28, 1996